UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

Interim CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the nine-months period ended

September 30, 2026

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED)

ASSETS	Notes	As of September 30, 2026	As of December 31, 2025
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	349,170,641	519,175,929
Others financial assets	7	15,271,357	9,927,288
Others non-financial assets	9	24,949,872	33,297,469
Trade and other current receivables	10	430,966,545	473,691,412
Accounts receivable from related parties	11	16,057,069	16,123,780
Inventories	12	460,592,506	424,300,960
Biological assets	13	8,997,953	16,709,078
Current tax assets	25	23,712,610	17,703,246
Total current assets other than non-current assets of disposal groups classified as held for sale		1,329,718,553	1,510,929,162
Non-current assets of disposal groups classified as held for sale	14	213,854	167,851
Total Non-current assets of disposal groups classified as held for sale		213,854	167,851
Total current assets		1,329,932,407	1,511,097,013

Non-current assets
Others financial assets	7	48,719,566	26,067,779
Others non-financial assets	9	8,864,587	8,386,715
Trade and other non-current receivables	10	5,230,904	4,954,334
Accounts receivable from related parties	11	1,276,729	1,134,264
Investments accounted for using equity method	16	171,356,629	143,456,687
Intangible assets other than goodwill	17	271,502,014	236,870,759
Goodwill	18	157,530,556	148,550,618
Property, plant and equipment (net)	19	1,537,914,823	1,460,212,852
Investment property	20	13,165,610	11,105,298
Right of use assets	22	66,185,451	47,784,003
Deferred tax assets	25	44,741,831	45,766,647
Total non-current assets		2,326,488,700	2,134,289,956
Total Assets		3,656,421,107	3,645,386,969

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-3

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

equity)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

AS OF SEPTEMBER 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED)

LIABILITIES AND EQUITY	Notes	As of September 30, 2026	As of December 31, 2025
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	198,368,400	188,834,466
Current lease liabilities	22	15,979,493	9,689,870
Trade and other current payables	23	436,395,981	460,627,211
Accounts payable to related parties	11	28,807,346	24,463,561
Other current provisions	24	4,060,723	3,173,553
Current tax liabilities	25	6,856,599	18,885,299
Provisions for employee benefits	26	46,519,414	48,478,757
Others non-financial liabilities	27	29,510,477	41,497,682
Total current liabilities		766,498,433	795,650,399
Non-current liabilities
Others financial liabilities	21	1,059,694,003	1,040,783,534
Non-current lease liabilities	22	53,269,508	42,232,779
Trade and other non-current payables	23	9,683	-
Accounts payable to related parties	11	969,677	2,034,279
Other non-current provisions	24	2,658,394	1,879,272
Deferred taxes liabilities	25	93,867,020	88,965,851
Provisions for employee benefits	26	51,907,185	53,439,952
Others non-current non-financial liabilities	27	3,525,691	3,940,400
Total non-current liabilities		1,265,901,161	1,233,276,067
Total Liabilities		2,032,399,594	2,028,926,466

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(115,415,484)	(112,902,374)
Retained earnings		1,046,845,916	1,022,138,574
Total equity attributable to equity holders of the parent		1,494,123,778	1,471,929,546
Non-controlling interests	29	129,897,735	144,530,957
Total Shareholders' Equity		1,624,021,513	1,616,460,503
Total Liabilities and Shareholders' Equity		3,656,421,107	3,645,386,969

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-4

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
		2026	2025	2026	2025
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	6	2,187,704,835	2,056,212,344	760,388,280	658,627,852
Cost of sales	30	(1,218,196,384)	(1,157,263,306)	(431,232,508)	(378,691,844)
Gross margin		969,508,451	898,949,038	329,155,772	279,936,008
Others income by function	31	6,753,396	7,378,651	2,274,483	1,115,279
Distribution costs	30	(427,774,010)	(395,062,324)	(146,327,414)	(124,892,649)
Administrative expenses	30	(166,421,903)	(152,068,609)	(58,879,897)	(44,928,956)
Others expenses by function	30	(261,217,841)	(248,260,944)	(87,710,865)	(74,837,454)
Other gains (losses)	32	(2,670,237)	(12,722,510)	2,339,389	4,187,269
Income from operational activities		118,177,856	98,213,302	40,851,468	40,579,497
Finance income	33	13,224,664	22,870,828	3,341,215	5,392,814
Finance costs	33	(55,332,229)	(59,237,853)	(20,643,319)	(20,330,452)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(7,912,457)	(12,940,111)	(2,441,021)	(5,357,183)
Gains (losses) on exchange differences	33	(1,365,008)	(7,877,298)	(3,015,323)	(9,350,023)
Result as per adjustment units	33	(16,948,291)	(15,045,435)	(2,636,101)	(2,553,246)
Income before taxes		49,844,535	25,983,433	15,456,919	8,381,407
Income tax (expense) benefit	25	4,896,777	44,977,664	717,797	12,304,256
Net income of period		54,741,312	70,961,097	16,174,716	20,685,663

Net income attributable to:
Equity holders of the parent		49,414,683	62,056,079	16,271,185	15,496,493
Non-controlling interests	29	5,326,629	8,905,018	(96,469)	5,189,170
Net income of period		54,741,312	70,961,097	16,174,716	20,685,663
Basic earnings per share (Chilean pesos) from:
Continuing operations		133.73	167.94	44.04	41.94
Diluted earnings per share (Chilean pesos) from:
Continuing operations		133.73	167.94	44.04	41.94

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-5

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
		2026	2025	2026	2025
		ThCh$	ThCh$	ThCh$	ThCh$
Net income of period		54,741,312	70,961,097	16,174,716	20,685,663
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(1,026,168)	(526,656)	(65,378)	(175,381)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(1,026,168)	(526,656)	(65,378)	(175,381)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	158,018,954	(17,559,603)	67,696,566	(340,874)
Gains (losses) on cash flow hedges	28	(10,193,526)	1,042,286	(2,089,509)	1,169,592
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		147,825,428	(16,517,317)	65,607,057	828,718
Others comprehensive income (loss), before tax		146,799,260	(17,043,973)	65,541,679	653,337
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	277,065	142,197	17,652	47,353
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		277,065	142,197	17,652	47,353
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	2,752,252	(281,417)	564,167	(315,790)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		2,752,252	(281,417)	564,167	(315,790)
Total other comprehensive income (loss)		149,828,577	(17,183,193)	66,123,498	384,900
Comprehensive income		204,569,889	53,777,904	82,298,214	21,070,563
Comprehensive income attributable to:
Equity holders of the parent		187,427,109	47,771,329	76,191,838	11,361,532
Non-controlling interests		17,142,780	6,006,575	6,106,376	9,709,031
Total Comprehensive income (expense)		204,569,889	53,777,904	82,298,214	21,070,563

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-6

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Increase (decrease) due to changes in accounting policies (9)	-	(59,151,843)	-	-	-	(59,151,843)	(2,132,190)	(61,284,033)	(3,718,533)	(65,002,566)
Initial balance restated	562,693,346	(8,569,016)	(3,931,432)	(10,430,064)	(39,509,753)	(62,440,265)	963,646,071	1,463,899,152	143,613,592	1,607,512,744
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(31,028,039)	(31,028,039)	-	(31,028,039)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(9,853,762)	(9,853,762)
Total comprehensive income (loss) (5)	-	(14,692,312)	793,823	(386,218)	(43)	(14,284,750)	62,056,079	47,771,329	6,006,575	53,777,904
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(14,692,312)	793,823	(386,218)	(43)	(14,284,750)	31,028,037	16,743,287	(3,617,052)	13,126,235
AS OF SEPTEMBER 30, 2025 (Unaudited)	562,693,346	(23,261,328)	(3,137,609)	(10,816,282)	(39,509,796)	(76,725,015)	994,674,108	1,480,642,439	139,996,540	1,620,638,979
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Increase (decrease) due to changes in accounting policies (9)	-	(61,607,045)	-	-	-	(61,607,045)	(2,215,787)	(63,822,832)	(3,792,625)	(67,615,457)
Initial balance restated	562,693,346	(11,024,218)	(3,931,432)	(10,430,064)	(39,509,753)	(64,895,467)	963,562,474	1,461,360,353	143,539,500	1,604,899,853
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,038,241)	(31,038,241)	-	(31,038,241)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,537,863)	(27,537,863)	-	(27,537,863)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(13,499,960)	(13,499,960)
Total comprehensive income (loss) (5)	-	(46,505,693)	256,410	(1,149,573)	(28)	(47,398,884)	117,152,207	69,753,323	15,837,002	85,590,325
Other increases (decreases) for other changes (6)	-	-	-	-	(608,626)	(608,626)	-	(608,626)	(1,064,067)	(1,672,693)
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	603	603	-	603	(511,653)	(511,050)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(46,505,693)	256,410	(1,149,573)	(608,051)	(48,006,907)	58,576,100	10,569,193	991,457	11,560,650
AS OF DECEMBER 31, 2025 (Audited)	562,693,346	(57,529,911)	(3,675,022)	(11,579,637)	(40,117,804)	(112,902,374)	1,022,138,574	1,471,929,546	144,530,957	1,616,460,503
Balanced as of January 1, 2026	562,693,346	(57,529,911)	(3,675,022)	(11,579,637)	(40,117,804)	(112,902,374)	1,022,138,574	1,471,929,546	144,530,957	1,616,460,503
Changes
Interim dividends according to policy (3)	-	-	-	-	-	-	(24,707,341)	(24,707,341)	-	(24,707,341)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(10,575,580)	(10,575,580)
Total comprehensive income (loss) (5)	-	146,172,544	(7,441,274)	(718,948)	104	138,012,426	49,414,683	187,427,109	17,142,780	204,569,889
Other increases (decreases) for other changes (6)	-	-	-	-	(188)	(188)	-	(188)	(187)	(375)
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(140,525,348)	(140,525,348)	-	(140,525,348)	(24,510,656)	(165,036,004)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	3,310,421	3,310,421
Total changes in equity	-	146,172,544	(7,441,274)	(718,948)	(140,525,432)	(2,513,110)	24,707,342	22,194,232	(14,633,222)	7,561,010
AS OF SEPTEMBER 30, 2026 (Unaudited)	562,693,346	88,642,633	(11,116,296)	(12,298,585)	(180,643,236)	(115,415,484)	1,046,845,916	1,494,123,778	129,897,735	1,624,021,513

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that were paid on November 21, 2025, as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the interim dividends paid as of December 31.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 28 - Common Shareholders’ Equity.
(6)	See Note 1 - General Information, letter C), numbers (4) and (8) and for 2025 and number (12) for 2026.
(7)	See Note 1 - General information, letter C), numbers (4) and (8) for 2025 and numbers (3), (11) and (12) for 2026.
(8)	See Note 1 - General information, letter C), number (2) para 2025 and numbers (2) and (10) for 2026.
(9)	See Note 2 - Summary of material accounting policies, number (2.4) Foreign currency and adjustment units.

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-7

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the nine-months periods ended as of September 30,
		2026	2025
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,876,629,716	2,801,989,400
Collections from royalties, fees, commissions and others income from ordinary activities		506,620	498,204
Others proceeds from operating activities		20,787,507	42,819,653
Classes of cash payments from operating activities:
Payments of operating activities		(1,946,199,690)	(1,961,116,276)
Payments relating royaties, fees and commissions		(28,195,671)	(30,713,305)
Payments of salaries		(339,472,172)	(319,208,629)
Others payments for operating activities		(317,475,713)	(340,197,723)
Cash flow from operations		266,580,597	194,071,324
Dividends received		898,776	906,092
Interest paid		(56,235,918)	(49,469,732)
Interest received		13,214,111	22,887,363
Income tax paid		(36,527,764)	(51,411,225)
Other cash movements	32	(6,393,436)	(3,739,449)
Net cash inflows from operating activities		181,536,366	113,244,373

Cash flows from investing activities
Cash flows used to purchase non-controlling interests	8	(167,818,672)	-
Repayment of loan by related entities		62,283	964,809
Others payments to acquire interests in joint ventures	8	(9,778,054)	(7,008,552)
Proceeds from sales of property, plan and equipment		678,353	2,854,392
Purchase of property, plant and equipment		(103,746,253)	(101,970,120)
Purchases of intangibles assets		(8,625,061)	(10,839,218)
Other cash movements	8	217,985	-
Net cash (outflow) from investing activities		(289,009,419)	(115,998,689)

Cash flows from financing activities
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	8	(440,074)	-
Proceeds from short-term loans and bonds		57,886,596	163,691,599
Total proceeds from loans and bonds		57,886,596	163,691,599
Loan from related entities		-	1,646,145
Loan and bonds payments		(82,422,418)	(284,997,321)
Proceeds from issuing shares		3,310,421	230,135
Payments of lease liabilities		(12,496,427)	(8,276,488)
Dividends paid		(41,259,967)	(49,674,962)
Other cash movements		4,456,290	3,637,150
Net cash (outflow) from financing activities		(70,965,579)	(173,743,742)

Net (decrease) increase in cash and cash equivalents		(178,438,632)	(176,498,058)
Effects of exchange rate changes on cash and cash equivalents		8,433,344	(31,840,245)
Increase (decrease) in cash and cash equivalents		(170,005,288)	(208,338,303)

Cash and cash equivalents at beginning of the year		519,175,929	707,122,815
Cash and cash equivalents at end of the period	8	349,170,641	498,784,512

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-8

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

CCU is a multi-category beverage company, with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. In Chile, CCU is one of the main players in each of the categories in which it participates, including beers, soft drinks, mineral and bottled waters, nectars, wine, and pisco, among others. Regionally, it is the second largest brewer in Argentina, where it also operates in the cider, liquor and wine industries. Additionally, it operates in partnership with Danone in the mineral water and flavored water categories. In Bolivia, it is present in the beer, water, soft drink, and malt-based beverage categories. In Uruguay and Paraguay, it operates in the categories of beer, mineral and bottled water, soft drinks, wine, and nectars. Additionally, it enhances its presence in Paraguay through a partnership with the Vierci Group, which includes the PepsiCo license for the production and distribution of beverages, as well as snack distribution. In Colombia, it operates in the beer and malt-based beverage categories through the joint venture between CCU and Postobón S.A. and its related parties (Postobón Group).

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of September 30, 2026, the Company had a total 9,190 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	97	538
Others workers	347	8,638
Total	454	9,190

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statements of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statements of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statements of Cash Flows is presented using the direct method.

The figures of the Consolidated Statements of Financial Position and respective explanatory notes are presented compared with balances as of December 31, 2025 and the Consolidated Statements of Changes in Shareholders' Equity, Consolidated Statements of Income by Function, Consolidated Statements of Comprehensive Income, Consolidated Statements of Cash Flows and respective explanatory notes are presented compared with balances as of September 30, 2025.

F-9

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

The Company’s functional currency and presentation currency is the Chilean peso. Certain subsidiaries have a functional currency other than Chilean pesos. Certain subsidiaries in Chile use the US Dollar as their functional currency. Subsidiaries in the United States, Argentina, Uruguay, Paraguay, Bolivia, United Kingdom and China use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively as their functional currency.

The functional currency of joint venture in Colombia and of associates in Argentine and Perú, is the Colombian peso, Argentine peso and the Peruvian Sol, respectively. However for consolidated purposes, they presents its consolidated financial statements in Chilean pesos.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the closing date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. (See Note 2 - Summary of material accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, H2OH!, Gatorlit, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water, and in the ready to drink categorie its the exclusive distributor in Chile of Nescafé and Starbucks. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco, ice, and cocktails categories, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Mistral Ice, Iceberg, Tres Erres Ice, Sierra Morena Ice, Kantal RTD, Campanario Sour, Ruta Cocktail, Sabor Andino Sour and Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the sidra category, CPCh distributes the brand Sidra 1888. On January 2023, CPCh materialized the acquisition of D&D SpA., adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the fortified wine business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón and Graffina brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)). In 2026, commenced distribution of Pernod Ricard's spirits portfolio in the northen region of the country.

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío. In 2025 added to its portfolio on the isotonic category the brand Full Sport. In 2026, the Company commenced nationwide distribution of Pura Frutta brand 100% fruit juices.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced across the eight wineries that are part of the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized; the Donnaluna brand in the category of cockail wine, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the Full Sport brands. Addicionally it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Miller, Amstel, and Blue Moon. In the wines and sidra category, it participates with the brands Misiones de Rengo, Eugenio Bustos and La Celia brand, Sidra Real and 1888, all of them imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the Full Sport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon, Schin and Kunstmann brands. In the wine category, it distributes the La Celia brand and in the category of piscos, distributes the Mistral brand. Since October 2024, as a result of the partnership agreement with the Vierci Group, CCU has a license to market and distribute Pepsico beverages and snacks under the Pepsi, Mirinda, 7Up, Split, Gatorade, Aquafina, Rockstar, Paso de los Toros, Quaker, Lays, Cheetos, Doritos, Tostitos and Fandango brands, in addition to the distribution of Red Bull.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (“BBO”). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra brands. Which comprise both proprietary and licensed brands. Its alcoholic beverage portfolio includes Real, Capital, Cordillera, Uyuni, Amstel and Schneider brands. Adolitionally, BBO destributes the imported Heineken beer brand. Since August 2026, it has commercialized Suerox brand.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverzas S.A.S" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite brand was incorporated. In February 2019, the local brand Andina was launched. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began. In October 2021, the local production of the Sol brand started. In July 2024, “Andina Refajo” (a ready to drink mix of beer and soft drink) was launched sided by the soft drink “Colombiana” (owned by Postobón). In June 2025, launched the locally produced brand “Central”. In August 2026, it launched the local affordable premium brand "Mítica".

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date (*)
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Regal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Monkey 47, Mumm, Olmeca, Orloff, Passport, Pernod, Perrier-Jouёt, Ramazzotti, Ricard, Royale Salute, Sandeman, Scapa, Something Special, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	Annual renewal for periods of 10 years
Amstel in Bolivia (2)	Annual renewal for periods of 10 years
Amstel in Uruguay (15)	In process
Amstel in Paraguay (1)	September 2027
Austral in Chile (4)	July 2028
Avena Quaker Extra Fino, Avena Tradicional Fortificada Ca-Fe-Zn, Barra Display Chispa Chocolate, Barra Display Frutilla, Barra Display Vainilla Toffe, Barra Display Vainilla Toffe, Cheetos, Doritos Queso, Fandangos Presunto, Fandangos Queijo, Honey Graham, Honey Nut, Lays Clásicas, Harina de Avena Integral Py, Lays stax SCO, Lays stax Original, Tostitos, Stax Sal, Lay´s Ketchup, Stax Sco Casa, Lays Stax Cheddar, Lays Queso y Pimienta, Lays Ceb Car Lto, Cheetos Pali, Avena Quaker Fr, Granola Quaker Miel y Pasas, Granola Quaker Miel y Almendras, Avena Multisemilla II, Avena Multisemillas IV, Quaker Avena Instant, Avena Multisemillas I, Barra Display Manzana, Tostitos, Doritos DInamita FH and Lays TA FH in Paraguay (9)	October 2034
Blue Moon in Argentina (16)	December 2028
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2030
Crush y Canada Dry (Ginger Ale, Agua Tónica y Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso y Carpano Bianco in Chile	December 2029
Frugo in Chile	Indefinitely
Gatorade and Gatorlit in Chile (7)	December 2043
Gatorade in Paraguay (18)	March 2033
Grolsch in Argentina	April 2028
Heineken in Bolivia (8)	December 2029
Heineken in Chile (2)	Annual renewal for periods of 10 years
Heineken in Argentina (2)	Annual renewal for periods of 10 years
Heineken in Colombia (10)	February 2028
Heineken in Paraguay (1)	April 2029
Heineken in Uruguay (2)	Annual renewal for periods of 10 years
Miller in Argentina (20)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (12)	December 2026
Miller in Uruguay (6)	July 2031
Nescafé and Starbucks (coffee drinks with milk and milk drinks with coffee) in Chile (8)	August 2035
Nestlé Pura Vida in Chile (6)	December 2027
Paulaner in Paraguay (14)	December 2026
Patagonia in Chile	Indefinitely
Pepsi, Seven Up, Mirinda y H2OH! in Chile	December 2043
Pepsi, Pepsi Light, Pepsi Max, Pepsi Blue, Pepsi Black, 7up, 7up Free, Mirinda (Guaraná), Mirinda Free (Guaraná), Paso de los Toros, Paso de los Toros Free, Be Light and Aquafina in Paraguay (18)	March 2033
Polar Imperial in Chile	Indefinitely
Red Bull in Chile	Indefinitely
Red Bull in Paraguay	Indefinitely
Rockstar in Chile (7)	December 2043
Rockstar in Paraguay (18)	March 2033
Schin in Paraguay (15)	In process
Split in Paraguay (15)	In process

(*) The expiration date is considered to be the last month of the contract term, whether it is the original term or the current renewal.
F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Main brands under license
Licenses	Validity Date (*)
Sol in Argentina (2)	Annual renewal for periods of 10 years
Sol in Chile (2)	Annual renewal for periods of 10 years
Sol in Colombia (3)	February 2028
Sol in Paraguay (1)	December 2028
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	February 2028
Warsteiner in Argentina (13)	December 2035
Watt´s in Uruguay (19)	June 2115
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's (juices) in rigid packaging, except carton in Chile (17)	December 2028
Watt's in Paraguay (11)	June 2031

(*) The expiration date is considered to be the last month of the contract term, whether it is the original term or the current renewal.

(1)	Automatically renewable for successive periods of 3 years, unless notice of non-renewal is given.
(2)	License for 10 years, automatically renewable under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	After the initial expiration date, the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given. The contract will remain in effect as long as Heineken's license agreement for Colombia remains in effect.
(4)	Renewable for periods of 2 years, subject to compliance with the conditions set forth in the contract.
(5)	After the initial expiration date (December 31, 2025), the license is renewed for a period of 5 years, subject to compliance with the conditions set forth in the contract. Upon expiration of said renewal, the contract will be automatically renewed under identical conditions (Rolling Contract), each year for a period of 5 years, unless notice of non-renewal is given.
(6)	Renewable for periods of 5 years, subject to compliance with the conditions set forth in the contract. Pursuant to the foregoing, the Miller license for Uruguay was renewed in July 2026 for a period of 5 years, subject to compliance with the conditions set forth in the contract.
(7)	As long as Bebidas CCU PepsiCo SpA. Shareholder’s Agreement remains in force.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal is given.
(9)	In force until October 13, 2034. However, in 2028, the licensor may terminate the contract in the event of non-compliance with certain conditions set forth therein.
(10)	After the initial expiration date (March 1, 2028), the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	The sublicense is automatically renewed for 2 successive periods of 5 years each, subject to the terms and conditions set forth in the International Sublicense Agreement dated December 28, 2018, between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(12)	Renewable for a period of 5 years, subject to compliance with the conditions set forth in the contract.
(13)	Prior to the expiration of the term, the parties shall negotiate its renewal for another 5 years.
(14)	License has been renewed until December 31, 2026, on which date it shall automatically terminate, unless otherwise agreed in writing by the parties.
(15)	Distribution has begun, contract currently being negotiated.
(16)	Renewable for two additional periods of 5 years each, subject to compliance with the conditions set forth in the contract.
(17)	Automatically renewable for successive periods of 5 years each, unless notice of non-renewal is given.
(18)	After the initial expiration, the contract shall be renewed for a period of 4 years, unless notice of non-renewal is given.
(19)	After the initial term, the contract shall be automatically renewed for successive periods of 99 years.
(20)	After the initial expiration date (December 31, 2026), the license is renewed each year for periods of 10 years (Rolling Contract), subject to compliance with the conditions set forth in the contract.
F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of September 30, 2026			As of December 31, 2025
				Direct %	Indirect %	Total %	Total %
Aguas CCU Chile SpA. (11)	76,007,212-5	Chile	Chilean Pesos	49.9000	50.1000	100.0000	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Inversiones Invex CCU Dos Ltda. (7)	76,126,311-0	Chile	US Dollar	99.8900	0.1100	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9617	0.0383	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9835	99.9835	99.9835
Inversiones Invex CCU Ltda. (6)	76,572,360-4	Chile	US Dollar	74.5458	25.4485	99.9943	99.9937
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9534	99.9776	99.9776
Cerveza Guayacán SpA. (**) (4)	76,643,998-5	Chile	Chilean Pesos	-	40.0006	40.0006	40.0006
Cerveza Dolbek SpA. (8)	76,648,057-8	Chile	Chilean Pesos	-	35.0013	35.0013	35.0013
Cerveza Mahina SpA. (12)	76,652,398-6	Chile	Chilean Pesos	-	25.0458	25.0458	-
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8106	40.8106	40.8106
La Barra S.A. (5)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**) (12)	77,248,551-4	Chile	Chilean Pesos	-	-	-	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA.	77,847,898-3	Chile	Chilean Pesos	-	99.9773	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1087	99.9991	99.9991
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9773	-	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	99.9916	99.9916	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1936	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1835	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Aguas de Origen S.A. (10)	0-E	Argentina	Argentine Pesos	-	50.0977	50.0977	50.0974
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9954	99.9954	99.9949
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9964	99.9964	99.9960
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	85.1506	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9986	74.9986	74.9984
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	85.1506	85.1506	85.1506
AV S.A.	0-E	Paraguay	Paraguayan Guaranies	-	51.0166	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0032	51.0032	57.2157
Centro de Servicios Regional CCU S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	-	100.0000	100.0000	-
Distribuidora del Paraguay S.A.	0-E	Paraguay	Paraguayan Guaranies	-	51.0024	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	51.0032	51.0032	57.1536
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	85.1506	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	85.1506	85.1506	85.1506
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of September 30, 2026	As of December 31, 2025
				%	%
Aguas CCU Chile SpA. (11)	76,007,212-5	Chile	Chilean Pesos	100.0000	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Dos Ltda. (7)	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9835	99.9835
Inversiones Invex CCU Ltda. (6)	76,572,360-4	Chile	US Dollar	99.9943	99.9937
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.9776	99.9776
Cerveza Guayacán SpA. (**) (4)	76,643,998-5	Chile	Chilean Pesos	40.0006	40.0006
Cerveza Dolbek SpA. (8)	76,648,057-8	Chile	Chilean Pesos	35.0013	35.0013
Cerveza Mahina SpA. (12)	76,652,398-6	Chile	Chilean Pesos	25.0458	-
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	40.8106	40.8106
La Barra S.A. (5)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**) (12)	77,248,551-4	Chile	Chilean Pesos	-	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA.	77,847,898-3	Chile	Chilean Pesos	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	99.9991	99.9991
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	99.9916	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Aguas de Origen S.A. (10)	0-E	Argentina	Argentine Pesos	50.0977	50.0974
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	99.9954	99.9949
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	99.9964	99.9960
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9986	74.9984
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	85.1506	85.1506
AV S.A.	0-E	Paraguay	Paraguayan Guaranies	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0032	57.2157
Centro de Servicios Regional CCU S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	100.0000	-
Distribuidora del Paraguay S.A.	0-E	Paraguay	Paraguayan Guaranies	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	51.0032	57.1536
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	85.1506	85.1506
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On December 12, 2025, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 11,000,000 (equivalent to ThCh$ 10,085,900), in which the Company reached a 99.9614% interest and CCU Inversiones S.A. reached a 0.0386% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 6, 2026, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 3,000,000 (equivalent to ThCh$ 2,716,080), in wich the Company reached a 99.9617% interest and CCU Inversiones S.A. reached a 0.0383% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Bebidas Bolivianas BBO S.A.

On March 13, 2025 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 255,029 (equivalent to ThCh$ 237,758). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On March 24, 2026 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 1,530,000 (equivalent to ThCh$ 1,400,180). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(3) Bebidas del Paraguay S.A.

Since October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group, who used to hold the license for PepsiCo's beverages and snacks distribution in Paraguay. According to these agreements contained in the masters contract, and once met all the conditions set in the mentioned contract, CCU became the owner of 51% of the shares of Bebidas del Paraguay S.A. and the remaining 49% of the shares of these companies will remain in the hands of the Vierci Group.

The terms previously mentioned were formalized on February 6, 2026, through the spin-off agreement minutes for assets that were not part of the agreement. The accounting effects of this spin-off took effect on February 25, 2026, which corresponds to the filing date of this file with the Registro Unificado Nacional of the Republic of Paraguay. This generated a negative effect on equity of ThCh$ 1,463,139.

(4) Cervecera Guayacán SpA. and Cerveza Guayacán SpA.

On October 23, 2025, was approved the split of subsidiary Cervecera Guayacán SpA. in two companies, remaining Cervecera Guayacán SpA. as the legal successor, which will retain its corporate name and legal personality, giving rise to Cerveza Guayacán SpA., which was constituted with equity of ThCh$ 54,166 and paid-in capital of ThCh$ 203,005.

On December 5, 2025, Cervecería Kunstmann S.A. made a capital contribution of ThCh$ 54,500, which was materialized by capitalizing part of the accounts receivable for Cerveza Guayacán SpA. reaching an 80% interest. This generated a negative effect on equity of ThCh$ 118.

On December 9, 2025, Cervecera Guayacán SpA. buys to Cervecería Kunstmann S.A. 196,154 shares of its own emission equivalent to UF 17,516.28 (ThCh$ 695,548) of which, UF 5,849.62 equivalent to ThCh$ 217,985 that will be paid in cash within 90 days from the date of contract and the remaining UF 12,026.66, equivalent to ThCh$ 477,563 will be paid in 10 annual installments from the date of the contract. This generated a negative effect on equity of ThCh$ 88,743 due to the exit of this company from the group. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied.

On June 18, 2024, Cervecera Guayacán SpA. paid Cervecería Kunstmann S.A. the amount of UF 5,849.62, equivalent to ThCh$ 217,985 as payment for the pucharse if its own shares.

On December 9, 2025, Cerveza Guayacán SpA. acquire the brands “Guayacán” and “Guayacán la Cerveza del Valle del Elqui” amounting ThCh$ 1,303,000 which is going to be paid within 90 days from the date of contract amounting ThCh$ 670,985 and through the compensation of the account given against Cervecera Guayacán SpA. amounting ThCh$ 632,015. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied. To date, the capital was paid in full through two installments (ThCh$ 100,000 paid on April 29, 2026, and ThCh$ 570,985 paid on June 10, 2026), with only the accrued interest remaining to be paid.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

(5) La Barra S.A.

On June, 2025, the Company and its subsidiary Cervecera CCU Chile Ltda. made a capital contribution of ThCh$ 3,762,000 reaching a direct participation of 99.0000% and ThCh$ 38,000, reaching a direct participation of 1.0000% to the subsidiary La Barra S.A., respectively. This did not have a significant impact on the consolidated financial statements of CCU.

(6) Inversiones Invex CCU Ltda.

On October 8, 2025, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of USD 34,000,000 (equivalent to ThCh$ 32,694,740), in which the Company reached a 71.6364% interest and CCU Inversiones S.A. reached a 28.3636% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On July 13, 2026, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. In the amount of USD 26,000,000 (equivalent to ThCh$ 24,048,440), in which the Company reached a 74.5458% interest and CCU Inversiones S.A. reached a 25.4542%. The latter did not generate effects at the CCU S.A. consolidated level.

(7) Inversiones Invex CCU Dos Ltda.

On January 12, 2026, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Dos Ltda. in the amount of USD 13,200,000 (equivalent to ThCh$ 11,946,000), in which the Company reached a 99.8900% interest and CCU Inversiones S.A. reached a 0.1100% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(8) Cervecería Belga de la Patagonia SpA. and Cerveza Dolbek SpA.

On December 11, 2025, an agreement of change the legal nature of the subsidiary, changing it to a join-stock company under the name of Cervecería Belga de la Patagonia SpA.

On the same date, was approved the split of the subsidiary Cervecería Belga de la Patagonia SpA. in two companies, remaining this subsidiary as the legal successor, which will retain its corporate name and legal personality, giving rise to the subsidiary Cerveza Dolbek SpA., which was constituted with equity of ThCh$ 7,600 and paid-in capital of ThCh$ 1,583.

On December 26, 2025, Cervecería Kunstmann S.A. acquires 5,041 shares of Cerveza Dolbek SpA. equivalent to 19% of interest, for an amount of ThCh$ 1,010,294 of which UF 11,062.9 equivalent to ThCh$ 439,294 will be paid in cash within 90 days from the date of contract and the remaining amount of ThCh$ 571,000 equivalent to 14% of dividens paid annualy for a period of 10 years, beginning on 2026. This amount shall be adjusted in accordance with changes in the Unidad de Fomento between the date this agreement is signed and the date the respective dividend is actually paid. This generated an effect on equity of ThCh$ 721.

On February 27, 2026, Cervecería Kunstmann S.A. paid the amount of UF 11,062.9 equivalent to ThCh$ 440,074, which corresponds to the payment for the acquisition of shares of Cerveza Dolbek SpA. previously mentioned.

On December 30, 2025, a capital reduction was agreed of Cervecería Belga de la Patagonia SpA. whereby Cervecería Kunstmann S.A. withdrew from the company, generating an account receivable to Cervecería Belga de la Patagonia SpA. amounting ThCh$ 599,828, that will be paid in 10 years at an interest rate of 3.97%. This generated a negative effect on equity of ThCh$ 519,883.

(9) Centro de Servicios Regional CCU S.A.

On February 6, 2026, the constitution of the company Centro de Servicios Regional CCU S.A. was approved, through a capital contribution of Gs 28,080,000,000 equivalent to 2,808 shares, in which CCU Inversiones II SpA. reached a 99.9644% interest and CCU Inversiones S.A. reach a 0.0356% interest.

The effects for the constitution of this company dated on February 25, 2026, which correspond to the date of submission of this file to the Registro Unificado Nacional of the Paraguayan Republic.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

(10) Aguas de Origen S.A.

On February 9, 2026, the subsidiary Compañía Cervecerías Unidas Argentina S.A. made a capital contribution to Aguas de Origen S.A. for an amount of ARS$ 3,212,973,471.37 (equivalent to ThCh$ 2,214,124). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(11) Aguas CCU Chile SpA.

On June 5, 2026, CCU entered into a Share Purchase Agreement with Nestlé Chile S.A. Under this agreement, CCU acquired 49,900 common shares, representing a 49.9% equity interest in Aguas CCU Chile SpA. Prior to this transaction, CCU already held indirect control of that company through its subsidiary Embotelladoras Chilenas Unidas S.A. With the execution of this agreement, CCU became the direct and indirect owner of 100% of the Company’s issued shares of the company.

On the aforementioned date, the payment of the determined purchase price was made, amounting to USD 182,465,298 (equivalent to ThCh$ 167,209,374). Subsequently, on June 19, 2026, the parties mutually concluded the post-closing adjustment (True-up) process by signing a Full and Final Release Agreement. In that instrument, it was determined that the final definitive price of the transaction amounted to USD 183,144,416, proceeding to the payment of the resulting difference as an adjustment in favor of the seller for an amount of USD 679,118 (equivalent to ThCh$ 609,298). This generated a negative effect on equity of ThCh$ 139,062,826.

On August 14, 2026, the corporate reorganization of Aguas CCU-Nestlé Chile S.A. into Aguas CCU Chile SpA. was formalized by means of a public deed.

(12) Mahina SpA. and Cerveza Mahina SpA.

On July 27, 2026, the division of the subsidiary Mahina SpA. into two companies was approved, whereby this subsidiary remains the legal successor, retaining its corporate name and legal personality, resulting in the creation of the subsidiary Cerveza Mahina SpA., which was incorporated with equity of ThCh$ 558,607 and a paid-in capital of ThCh$ 626,936.

On the same date, the sole current shareholders of Cerveza Mahina SpA. unanimously approved a capital increase amounting to ThCh$ 100,001, to be paid by all shareholders on a pro rata basis according to their equity interest in the entity. The subsidiary Cervecería Kunstmann S.A. subscribed and paid its portion through the capitalization of an account receivable held with Cerveza Mahina SpA., amounting to ThCh$ 50,092, and the remaining amount will be paid within 12 months by the remaining shareholders, as described in Note 11 - Accounts and transactions with related parties.

On August 10, 2026, a capital reduction of Mahina SpA. was approved, whereby Cervecería Kunstmann S.A. withdrew from the company, giving rise to an account receivable from Mahina SpA. for UF 5,719.01, equivalent to ThCh 233,452, an amount that will be paid over a five-year term in 10 semi-annual installments of UF 571.9 each, with an annual interest rate of 3.97%. This generated a negative effect on equity of ThCh$ 188.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On September 30, 2026, Promarca S.A. recorded a net income of ThCh$ 5,906,162 (ThCh$ 5,637,651 as of September 30, 2025) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On September 30, 2026, BCP recorded a net income of ThCh$ 4,066,260 (ThCh$ 4,255,973 as of September 30, 2025) which in accordance with the Company’s policies is 100% distributable.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of September 30, 2026, BCCCU recorded a net loss of ThCh$ 257,758 (net income of ThCh$ 494,601 as of September 30, 2025) which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2    Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Interim Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying Interim consolidated financial statements as of September 30, 2026 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, modified by the revaluation of certain financial assets and liabilities (including derivative instruments) - measured at fair value.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

As of January 1, 2026, the following Amendments have come into effect; however, they did not have impact on these Interim Consolidated Financial Statements:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 7	Cash Flow Statements - Cost method.	January 1, 2026
Amendments to IFRS 1	First-time adoption of International Financial Reporting Standards - Changes in references to hedge accounting.	January 1, 2026
Amendments to IFRS 7 and IFRS 9	Classification and Measurement of Financial Instruments.	January 1, 2026
Amendments to IFRS 10	Consolidated Financial Statements.	January 1, 2026

Standards, Improvements, Amendments and Interpretations to existing standards, which have not become effective or have not been adopted by the Company in advance, are presented below and are mandatory from the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 18	Presentation and disclosures in the Financial Statements.	January 1, 2027
IFRS 19	Subsiduaries without Public Accountability: Disclousures.	January 1, 2027
Amendments to IAS 21	Effect of changes in foreign currency exchange rates - Translation to a hyperinflationary presentation currency.	January 1, 2027
Amendments to IFRS 7 - IFRS18 - IAS 1 - IAS 8 - IAS 36 - IAS 37	Changes to illustrative examples and disclosures about uncertainties in the Financial Statements.	January 1, 2027
Amendments to IAS 28	Investments in associates and joint ventures.	January 1, 2027
IFRS 20	Regulatory assets and liabilities.	January 1, 2029

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

In April, 2024, IASB issued IFRS18, which will replace IAS 1. This standard is mandatory for annual periods beginning on January 1, 2027. The Company is assessing the efects for this amendment on the presentation of its Consolidated Financial Statements and notes.

The Company estimates that the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1 - General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions (ie transactions with owners in their capacity as owners).

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of certain subsidiaries in Chile is the US Dollar, and for the subsidiaries in the U.S., Argentina, Uruguay, Paraguay, Bolivia, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentina and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the closing date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from July 1, 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

Initial adoption of Amendments to IAS 21 - Lack of exchangeability.

The effects of applying the amendment of IAS 21 for the subsidiaries described bellow, generated a negative equity impact of ThCh$ 61,607,045, resulting from the modification of the exchange rates used for the translation of the functional currency of Argentine peso and Bolivian to the presentation currency of CCU, generating a charge against the Reserve of exchange differences on translation. Additionally, a charge against the retained earnings was recorded as a result of the conversion of the affected monetary items in foreign currency as of January 1, 2025, using the reference exchange rates described above, for an amount of ThCh$ 2,215,787.

Subsidiaries in Argentina:

On April 14, 2025, within the framework of the economic plan, the Central Bank of the Republic of Argentina (BCRA) started a transition to exchange rate flexibility and the removal of exchange controls. For legal entities, access to the Free Foreign Exchange Market was authorized for dividend payments to non-resident shareholders corresponding to the profits obtained in the balance sheets whose fiscal years begin on or after January 1, 2025.

Therefore, it was determined for the subsidiaries in Argentina that there was an absence of currency convertibility for the balances in foreign currencies and for their respective translation to the presentation currency of these financial statements, as mentioned in the previous paragraph, only until April 14, 2025.

Therefore, in compliance with the Amendments to IAS 21 “Lack of exchageability” as of January 1, 2025 the figures in the Financial Statements of the subsidiaries in Argentina have been translated to the presentation currency, using the “CCL dollar” (“Dólar contado con liquidación”, in spanish) equivalent to 1,174.59 ARS/USD at that date, instead of the official exchange rate of the Republic of Argentina equivalent to 1,032.00 ARS/USD. In addition, and as stablished in the Amendment, the affected monetary items in foreign currency of the subsidiaries in Argentina have been converted to the “CCL dollar”, affecting the initial balance of retained earnings.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

As for the exchange rate used as for september 30, 2026, both for accounting purposes in the Argentine subsidiaries and for translation into the functional currency of the parent company, described in the table of exchange rates provided in this section, which was obtained from the Banco de la Nación Argentina website and corresponds to the official exchange rate of the Argentine peso against the US dollar.

Subsidiary in Bolivia:

Given the inability to access US dollars at the official exchange rate, it was also determined that there is a lack of exchangeability for the subsidiary in Bolivia, whose functional currency is the Bolivian, therefore in compliance with the Amendent of IAS 21 “Lack of exchageability”, as of January 1, 2025, the figures of the financial statements have been translated into the presentation currency of CCU, using the US dollar exchange rate determined by private bank quotes, applying for this purpose an exchange rate equivalent to 11.0126 BOB/USD replacing Bolivia’s official dollar exchange rate equivalent to 6.9600 BOB/USD. As established in the Amendment, the affected monetary items in foreign currency of the Bolivian subsidiary have been converted at the quoted exchange rate, affecting the initial balance of retained earnings.

On June 29, 2026, through Resolution No. 245 of the Ministry of Economy and Resolution No. 88 of the Central Bank of Bolivia, the fixed exchange rate of 6.9600 BOB/USD, in effect since 2011, was eliminated, entering to a flexible regime in which the Central Bank of Bolivia is responsible for calculating the official exchange rate daily based on the average of privates banks’ transactions, determining the cessation of the lack of exchangeability.

With regard to the exchange rate used, both for accounting purposes at the Bolivian subsidiary and for translation into the parent company’s functional currency, the exchange rates are described in the table of reported exchange rates in this same section, which were obtained from quotes provided by private banks for the periods of June and December 2025, and from the Central Bank of Bolivia for September 2026, which corresponds to the official exchange rate of the Bolivian against the US dollar.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(3,854,745)	(4,965,903)	(446,127)	(538,627)

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of September 30, 2026	As of December 31, 2025	As of September 30, 2025
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	972.60	907.13	962.39
Cumulative monthly average US Dollar	Average USD	905.63	951.25	956.57
Euro	EUR	1,102.72	1,066.58	1,131.16
Argentine Peso	ARS	0.64	0.62	0.70
Uruguayan Peso	UYU	24.14	23.24	24.15
Canadian Dollar	CAD	683.97	662.91	691.42
Sterling Pound	GBP	1,290.26	1,221.89	1,295.10
Paraguayan Guarani	PYG	0.17	0.14	0.14
Swiss Franc	CHF	1,164.65	1,146.81	1,211.01
Bolivian	BOB	80.92	95.49	76.93
Australian Dollar	AUD	675.89	607.87	636.96
Colombian Peso	COP	0.29	0.24	0.25
Yuan	CNY	144.97	129.76	135.03
Adjustment units
Unidad de fomento (*)	UF	41,057.20	39,727.96	39,485.65
Unidad indexada (**)	UI	160.77	147.99	153.67

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of September 30, 2026	As of December 31, 2025	As of September 30, 2025
Argentina Consumer Price Index	12,485.47	10,077.55	9,413.88
Index percentage variation of Argentina Consumer Price Index	23.89%	30.86%	22.24%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Option Contracts

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

F-27

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of material accounting policies 2.17).

F-28

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than USD 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statements of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

F-31

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

F-32

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

F-33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 3    Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Material estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of material accounting policies (2.16) and Note 18 - Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of material accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of material accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of material accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of material accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of material accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of material accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of material accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

During the nine months ended on September 30, 2026, there have been no changes in the accounting principles or significant changes in any accounting estimates compared with the previous year that have affected these Interim Consolidated Financial Statements.

F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 5    Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Cervecería Kunstmann S.A., Aguas de Origen S.A., Bebidas Bolivianas BBO S.A., Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Corporate Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso.

As of September 30, 2026, the Company maintained foreign currency obligations amounting to ThCh$ 700,354,520 (ThCh$ 636,892,862 for the year ended December 31, 2025) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 583,657,329, as of September 30, 2026 (ThCh$ 548,871,274 for the year ended December 31, 2025) represent a 48% (46% as of December 31, 2025) of total other financial liabilities. The remaining 52% (54% as of December 31, 2025) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit - see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 281,268,879 (ThCh$ 418,089,214 for the year ended December 31, 2025) that mainly correspond to cash and cash equivalent and export accounts receivable.

To mitigate the effects that the net foreign currency asset and liability position from its operations could generate, the Company enters into derivative contracts (currency forwards and cross-currency swaps).

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 82,675,366 (ThCh$ 77,342,804 as of December 31, 2025).

As of September 30, 2026 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is an liability of ThCh$ 3,858,745 (asset of ThCh$ 13,450,686 for the year ended December 31, 2025).

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

As of September 30, 2026 of the Company’s total sales, both in Chile and abroad, 4% (5% as of September 30, 2025) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 60% (63% as of september 30, 2025) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended September 30, 2026, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 1,365,008 (ThCh$ 7,877,298 as of September 30, 2025)).

Considering the exposure in Chile at September 30, 2026, after the use of derivative instruments is an liability of ThCh$ 3,858,745 (asset of ThCh$ 13,450,686 as of December 31, 2025), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 281,688 (ThCh$ 175,177 as of September 30, 2025) associated of the owners of the controller.

Considering that approximately 4% of the Company’s sales revenue comes from export sales carried out in Chile (5% as of September 30, 2025), in currencies other than Chilean Peso, and that approximately 60% (63% as of September 30, 2025) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 34,484,936 (ThCh$ 33,540,019 as of September 30, 2025).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended September 30, 2026 was an loss of ThCh$ 20,947,512 (ThCh$ 19,242,242 as of September 30, 2025). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 2,094,751 (Thch$ 1,924,224 as of September 30, 2025).

The net investment in foreign subsidiaries, joint ventures and associates as of September 30, 2026 amounted to ThCh$ 911,772,296, ThCh$ 151,176,378 and ThCh$ 2,035,666 respectively (ThCh$ 751,809,199, ThCh$ 124,969,753 and ThCh$ 1,599,056 as of December 31, 2025). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 106,498,434 (ThCh$ 87,837,801 for the year ended December 31, 2025) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps. As of September 30, 2026 and December 31, 2025, a 100% of the Company’s debt is at fixed interest rates.

The term and conditions of the Company’s obligations with financial institutions as of September 30, 2026, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended September 30, 2026, related to short and long-term debt amounted to ThCh$ 55,332,229 (ThCh$ 59,237,853 as of September 30, 2025).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018 (See Note 2 - Summary of material accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended September 30, 2026, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 16,948,291 (ThCh$ 15,045,435 as of September 30, 2025). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 16,115,991 (ThCh$ 14,909,282 as of September 30, 2025).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 7% (8% as of September 30, 2025) of the direct cost of the Chile Operating segment.

For the period ended September 30, 2026 in the Chile Operation segment, the cost of cans represented approximately 18% of direct costs (17% as of September 30, 2025). In the International Business Operating segment, the cost of cans represented approximately 27% of direct raw materials costs September 30, 2026 (35% as of September 30, 2025).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (29% as of September 30, 2025) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (29% for the year endend December 31, 2025) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 54% (49% for the year endend December 31, 2025) of our wine supply for export came from our own vineyards.

The remaining 66% (71% for the year endend December 31, 2025) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 57% (64% for the year ended December 31, 2025) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 9% (7% as of December 31, 2025) of the total supply.

We should consider that as of September 30, 2026 wine represents 58% (55% as of September 30, 2025) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 33% (36% as of September 30, 2025).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended September 30, 2026 amounted to ThCh$ 926,159,870 (ThCh$ 876,136,159 as of September 30, 2025). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 47,439,876 (ThCh$ 47,528,258 as of September 30, 2025) for the Chile Operating segment, ThCh$ 19,983,896 (ThCh$ 16,428,520 as of September 30, 2025) for the International Business Operating segment and ThCh$ 8,231,844 (ThCh$ 8,172,231 as of September 30, 2025) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 57% of total trade accounts receivable (64% for the year ended December 31, 2025). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of September 30, 2026 is equivalent to 84% (83% as of December 31, 2025) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 17 days average overdue
(24 as of December 31, 2025).

As of September 30, 2026, the Company has approximately 1,449 customers (1,808 as of December 31, 2025) with more than Ch$ 10 million in debt each, which altogether represent approximately 89% (90% as of December 31, 2025) of total trade accounts receivable. There are 311 customers (391 customers as of December 31, 2025) with balances in excess of Ch$ 50 million each, representing approximately 79% (79% as of December 31, 2025) of the total accounts receivable. The 90% (87% as of December 31, 2025) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2025).

As of September 30, 2026 the Company has no significant guarantees from its customers.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of September 30, 2026, that amount to ThCh$ 6,570,583 (ThCh$ 6,432,884 for the year ended December 31, 2025), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 10% of total trade accounts receivable (8% as of December 31, 2025). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 82% (88% as of December 31, 2025) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of September 30, 2026 there were 77 customers (68 customers as of December 31, 2025) with more than ThCh$ 65,000 of debt each, which represent 95% (94% as of December 31, 2025) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 33 days average overdue (24 days average as of December 31, 2025).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of September 30, 2026. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of September 30, 2026 the effect is not material.

Tax risk

Our businesses are subject to various taxes in the countries where we operate, particularly indirect taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rates of such taxes, or any other taxes, could adversely affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The Company’s financial liabilities maturities as of September 30, 2026 and December 31, 2025 based on non-discounted contractual cash flows are summarized as follows:

As of September 30, 2026	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	156,676,421	109,857,934	35,872,187	9,709,227	2,384,751	991,020	158,815,119
Bond payable	1,067,155,329	16,234,941	46,371,241	63,073,954	143,879,779	1,055,220,575	1,324,780,490
Lease liabilities	69,249,001	4,959,901	13,899,522	25,923,053	11,842,957	26,991,868	83,617,301
Deposits for return of bottles and containers	12,442,185	-	12,442,185	-	-	-	12,442,185
Sub-Total	1,305,522,936	131,052,776	108,585,135	98,706,234	158,107,487	1,083,203,463	1,579,655,095
Derivatives
Derivatives not designated as hedges	1,692,439	1,292,666	399,773	-	-	-	1,692,439
Derivatives designated as hedges	20,096,029	1,070,573	4,847,935	8,560,528	9,695,870	-	24,174,906
Sub-Total	21,788,468	2,363,239	5,247,708	8,560,528	9,695,870	-	25,867,345
Total	1,327,311,404	133,416,015	113,832,843	107,266,762	167,803,357	1,083,203,463	1,605,522,440

(*) See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2025	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	164,530,000	56,962,644	69,284,513	34,262,908	3,781,196	3,631,942	167,923,203
Bond payable	1,033,541,990	14,268,045	45,775,823	74,951,702	138,427,412	1,029,230,502	1,302,653,484
Lease liabilities	51,922,649	3,644,995	9,698,119	16,777,506	7,884,512	27,902,464	65,907,596
Deposits for return of bottles and containers	11,987,324	-	11,987,324	-	-	-	11,987,324
Sub-Total	1,261,981,963	74,875,684	136,745,779	125,992,116	150,093,120	1,060,764,908	1,548,471,607
Derivatives
Derivatives not designated as hedges	8,361,749	8,361,215	534	-	-	-	8,361,749
Derivatives designated as hedges	11,196,937	1,316,339	1,360,031	5,367,304	5,352,740	2,676,370	16,072,784
Sub-Total	19,558,686	9,677,554	1,360,565	5,367,304	5,352,740	2,676,370	24,434,533
Total	1,281,540,649	84,553,238	138,106,344	131,359,420	155,445,860	1,063,441,278	1,572,906,140

(*) See current and non-current book value in Note 7 - Financial Instruments.

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 6    Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented within Others. Additionally, under Others, the elimination of transactions carried out between segments is presented.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

a)	Information as per operating segments for the nine-months ended September 30, 2026 and 2025:

	Chile		International Business		Wines		Others		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,350,765,171	1,289,115,486	625,894,896	539,290,657	170,985,708	194,455,614	-	46,917	2,147,645,775	2,022,908,674
Others income	23,339,326	19,524,708	8,338,783	6,314,063	6,352,096	5,197,820	2,028,855	2,267,079	40,059,060	33,303,670
Sales revenue between segments	17,196,437	30,515,323	643,489	732,027	22,607,286	12,802,280	(40,447,212)	(44,049,630)	-	-
Net sales	1,391,300,934	1,339,155,517	634,877,168	546,336,747	199,945,090	212,455,714	(38,418,357)	(41,735,634)	2,187,704,835	2,056,212,344
Change %	3.9	-	16.2	-	(5.9)	-	-	-	6.4	-
Cost of sales	(750,441,038)	(749,997,102)	(355,573,971)	(301,224,576)	(133,998,554)	(131,707,565)	21,817,179	25,665,937	(1,218,196,384)	(1,157,263,306)
% of Net sales	53.9	56.0	56.0	55.1	67.0	62.0	-	-	55.7	56.3
Gross margin	640,859,896	589,158,415	279,303,197	245,112,171	65,946,536	80,748,149	(16,601,178)	(16,069,697)	969,508,451	898,949,038
% of Net sales	46.1	44.0	44.0	44.9	33.0	38.0	-	-	44.3	43.7
MSD&A (1)	(475,322,119)	(458,514,731)	(301,156,700)	(263,410,590)	(61,504,023)	(61,945,889)	(10,206,980)	(5,039,990)	(848,189,822)	(788,911,200)
% of Net sales	34.2	34.2	47.4	48.2	30.8	29.2	-	-	38.8	38.4
Others operating income (expenses)	272,126	312,541	(1,917,575)	(1,661,142)	496,238	762,234	678,675	1,484,341	(470,536)	897,974
Adjusted operating result (2)	165,809,903	130,956,225	(23,771,078)	(19,959,561)	4,938,751	19,564,494	(26,129,483)	(19,625,346)	120,848,093	110,935,812
Change %	26.6	-	19.1	-	(74.8)	-	-	-	8.9	-
% of Net sales	11.9	9.8	(3.7)	(3.7)	2.5	9.2	-	-	5.5	5.4
Net financial expense	-	-	-	-	-	-	-	-	(42,107,565)	(36,367,025)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(7,912,457)	(12,940,111)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(1,365,008)	(7,877,298)
Result as per adjustment units	-	-	-	-	-	-	-	-	(16,948,291)	(15,045,435)
Other gains (losses)	-	-	-	-	-	-	-	-	(2,670,237)	(12,722,510)
Income before taxes									49,844,535	25,983,433
Income tax (expense) benefit									4,896,777	44,977,664
Net income for period									54,741,312	70,961,097
Non-controlling interests									5,326,629	8,905,018
Net income attributable to equity holders of the parent									49,414,683	62,056,079
Depreciation and amortization	67,957,994	68,504,782	44,226,419	34,895,622	9,753,155	9,337,239	3,936,217	1,333,336	125,873,785	114,070,979
ORBDA (3)	233,767,897	199,461,007	20,455,341	14,936,061	14,691,906	28,901,733	(22,193,266)	(18,292,010)	246,721,878	225,006,791
Change %	17.2	-	37.0	-	(49.2)	-	21.3	-	9.7	-
% of Net sales	16.8	14.9	3.2	2.7	7.3	13.6	-	-	11.3	10.9

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

b)	Information as per operating segments for the three months ended September 30, 2026 and 2025:

	Chile		International Business		Wines		Others		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	439,303,191	417,149,413	244,424,649	159,496,393	62,167,591	70,583,349	-	1,937	745,895,431	647,231,092
Others income	8,919,519	7,164,413	2,752,587	1,968,711	2,297,949	1,712,822	522,794	550,814	14,492,849	11,396,760
Sales revenue between segments	11,962,839	9,799,934	268,458	514,159	14,111,386	3,694,473	(26,342,683)	(14,008,566)	-	-
Net sales	460,185,549	434,113,760	247,445,694	161,979,263	78,576,926	75,990,644	(25,819,889)	(13,455,815)	760,388,280	658,627,852
Change %	6.0	-	52.8	-	3.4	-	-	-	15.5	-
Cost of sales	(257,877,055)	(243,985,899)	(141,994,467)	(94,693,247)	(51,142,614)	(46,373,262)	19,781,628	6,360,564	(431,232,508)	(378,691,844)
% of Net sales	56.0	56.2	57.4	58.5	65.1	61.0	-	-	56.7	57.5
Gross margin	202,308,494	190,127,861	105,451,227	67,286,016	27,434,312	29,617,382	(6,038,261)	(7,095,251)	329,155,772	279,936,008
% of Net sales	44.0	43.8	42.6	41.5	34.9	39.0	-	-	43.3	42.5
MSD&A (1)	(153,163,380)	(149,492,845)	(109,944,085)	(70,051,998)	(23,634,039)	(21,903,364)	(4,003,076)	(985,813)	(290,744,580)	(242,434,020)
% of Net sales	33.3	34.4	44.4	43.2	30.1	28.8	-	-	38.2	36.8
Others operating income (expenses)	790,041	(132,882)	(591,406)	(1,262,183)	(249,396)	167,255	151,648	118,050	100,887	(1,109,760)
Adjusted operating result (2)	49,935,155	40,502,134	(5,084,264)	(4,028,165)	3,550,877	7,881,273	(9,889,689)	(7,963,014)	38,512,079	36,392,228
Change %	23.3	-	(26.2)	-	(54.9)	-	-	-	5.8	-
% of Net sales	10.9	9.3	(2.1)	(2.5)	4.5	10.4	-	-	5.1	5.5
Net financial expense	-	-	-	-	-	-	-	-	(17,302,104)	(14,937,638)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(2,441,021)	(5,357,183)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(3,015,323)	(9,350,023)
Result as per adjustment units	-	-	-	-	-	-	-	-	(2,636,101)	(2,553,246)
Other gains (losses)	-	-	-	-	-	-	-	-	2,339,389	4,187,269
Income before taxes									15,456,919	8,381,407
Income tax (expense) benefit									717,797	12,304,256
Net income for period									16,174,716	20,685,663
Non-controlling interests									(96,469)	5,189,170
Net income attributable to equity holders of the parent									16,271,185	15,496,493
Depreciation and amortization	23,074,151	22,254,101	17,003,549	10,873,377	3,554,854	3,143,049	1,343,220	972,705	44,975,774	37,243,232
ORBDA (3)	73,009,306	62,756,235	11,919,285	6,845,212	7,105,731	11,024,322	(8,546,469)	(6,990,309)	83,487,853	73,635,460
Change %	16.3	-	74.1	-	(35.5)	-	-	-	13.4	-
% of Net sales	15.9	14.5	4.8	4.2	9.0	14.5	-	-	11.0	11.2

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Sales information by geographic location

Net sales per geographical location	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Chile (1)	1,524,197,142	1,489,162,961	497,068,464	489,949,263
Argentina (2)	527,854,982	450,852,234	215,195,314	126,626,827
Uruguay	24,354,154	23,925,568	8,097,328	8,106,930
Paraguay	93,035,487	76,744,307	33,412,368	27,981,333
Bolivia	18,263,070	15,527,274	6,614,806	5,963,499
Foreign countries	663,507,693	567,049,383	263,319,816	168,678,589
Total	2,187,704,835	2,056,212,344	760,388,280	658,627,852

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	2,100,888,948	1,953,084,749	729,477,008	622,958,529
Exports sales	86,815,887	103,127,595	30,911,272	35,669,323
Total	2,187,704,835	2,056,212,344	760,388,280	658,627,852

Sales information by product category

Sales information by product category	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Alcoholic business	1,351,724,607	1,291,889,542	488,673,603	413,524,790
Non-alcoholic business	795,921,168	731,019,132	257,221,828	233,706,302
Others (1)	40,059,060	33,303,670	14,492,849	11,396,760
Total	2,187,704,835	2,056,212,344	760,388,280	658,627,852

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	67,957,994	68,504,782	23,074,151	22,254,101
International Business operating segment	44,226,419	34,895,622	17,003,549	10,873,377
Wines operating segment	9,753,155	9,337,239	3,554,854	3,143,049
Others (1)	3,936,217	1,333,336	1,343,220	972,705
Total	125,873,785	114,070,979	44,975,774	37,243,232

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.
F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Cash flows Operating Segments

Cash flows Operating Segments	For the nine-months periods ended as of September 30,
	2026	2025
	ThCh$	ThCh$
Cash flows from operating activities	181,536,366	113,244,373
Chile operating segment	210,239,670	141,637,755
International business operating segment	(9,673,862)	(6,075,317)
Wines operating segment	5,514,649	10,651,820
Others (1)	(24,544,091)	(32,969,885)

Cash flows from investing activities	(289,009,419)	(115,998,689)
Chile operating segment	(71,338,882)	(53,885,964)
International business operating segment	(27,262,949)	(36,440,032)
Wines operating segment	(5,989,196)	(6,818,565)
Others (1)	(184,418,392)	(18,854,128)

Cash flows from financing activities	(70,965,579)	(173,743,742)
Chile operating segment	(23,747,729)	(45,305,851)
International business operating segment	26,259,940	28,133,528
Wines operating segment	(4,974,769)	(6,358,255)
Others (1)	(68,503,021)	(150,213,164)

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and intangible assets)	For the nine-months periods ended as of September 30,
	2026	2025
	ThCh$	ThCh$
Chile operating segment	71,765,505	55,335,236
International Business operating segment	27,577,540	38,787,773
Wines operating segment	6,050,343	6,830,052
Others (1)	6,977,926	11,856,277
Total	112,371,314	112,809,338

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chile operating segment	1,607,788,078	1,811,415,479
International Business operating segment	947,556,924	800,908,475
Wines operating segment	464,967,724	452,659,415
Others (1)	636,108,381	580,403,600
Total	3,656,421,107	3,645,386,969

(1)	Includes assets corresponding to the Corporate Support Units.
F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Assets per geographic location

Assets per geographical location	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chile (1)	2,643,148,814	2,795,486,101
Argentina (2)	873,294,050	704,892,248
Uruguay	42,141,316	42,586,175
Paraguay	63,923,760	63,400,945
Bolivia	30,677,897	35,949,772
Others (3)	3,235,270	3,071,728
Total	3,656,421,107	3,645,386,969

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT US LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chile operating segment	496,270,139	529,630,254
International Business operating segment	414,009,200	361,202,129
Wines operating segment	160,329,685	158,858,410
Others (1)	961,790,570	979,235,673
Total	2,032,399,594	2,028,926,466

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended September 30, 2026 and 2025:

	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Net income of period	54,741,312	70,961,097	16,174,716	20,685,663
Add (Subtract):
Other gains (losses)	2,670,237	12,722,510	(2,339,389)	(4,187,269)
Finance income	(13,224,664)	(22,870,828)	(3,341,215)	(5,392,814)
Finance costs	55,332,229	59,237,853	20,643,319	20,330,452
Share of net income (loss) of joint ventures and associates accounted for using the equity method	7,912,457	12,940,111	2,441,021	5,357,183
Gains (losses) on exchange differences	1,365,008	7,877,298	3,015,323	9,350,023
Result as per adjustment units	16,948,291	15,045,435	2,636,101	2,553,246
Income tax (expense) benefit	(4,896,777)	(44,977,664)	(717,797)	(12,304,256)
Adjusted operating result	120,848,093	110,935,812	38,512,079	36,392,228
Depreciation and amortization	125,873,785	114,070,979	44,975,774	37,243,232
ORBDA	246,721,878	225,006,791	83,487,853	73,635,460

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(427,774,010)	(395,062,324)	(146,327,414)	(124,892,649)
Administrative expenses	(166,421,903)	(152,068,609)	(58,879,897)	(44,928,956)
Others expenses by function	(261,217,841)	(248,260,944)	(87,710,865)	(74,837,454)
Others expenses included in ´Others expenses by function´	7,223,932	6,480,677	2,173,596	2,225,039
Total MSD&A	(848,189,822)	(788,911,200)	(290,744,580)	(242,434,020)

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	4,911,659	-	1,066,394	-
Marketable securities and investments in other companies	1,248,771	-	1,217,147	-
Derivatives designated as hedges	9,110,927	48,719,566	7,643,747	26,067,779
Total others financial assets	15,271,357	48,719,566	9,927,288	26,067,779
Accounts receivavble - trade and other current receivables (net)	430,966,545	5,230,904	473,691,412	4,954,334
Accounts receivable from related parties	16,057,069	1,276,729	16,123,780	1,134,264
Total accounts receivables	447,023,614	6,507,633	489,815,192	6,088,598
Sub-Total financial assets	462,294,971	55,227,199	499,742,480	32,156,377
Cash and cash equivalents	349,170,641	-	519,175,929	-
Total financial assets	811,465,612	55,227,199	1,018,918,409	32,156,377
Bank borrowings	143,983,465	12,692,956	124,816,755	39,713,245
Bond payable	35,574,780	1,031,580,549	41,058,780	992,483,210
Deposits for return of bottles and containers	12,442,185	-	11,987,324	-
Total financial liabilities measured at amortized cost	192,000,430	1,044,273,505	177,862,859	1,032,196,455
Derivatives not designated as hedges	1,692,439	-	8,361,749	-
Derivatives designated as hedges	4,675,531	15,420,498	2,609,858	8,587,079
Total financial derivative liabilities	6,367,970	15,420,498	10,971,607	8,587,079
Total others financial liabilities (*)	198,368,400	1,059,694,003	188,834,466	1,040,783,534
Lease Liabilities	15,979,493	53,269,508	9,689,870	42,232,779
Total lease liabilities (**)	15,979,493	53,269,508	9,689,870	42,232,779
Trade and other current payables	436,395,981	9,683	460,627,211	-
Accounts payable to related parties	28,807,346	969,677	24,463,561	2,034,279
Total commercial obligations and other accounts payable	465,203,327	979,360	485,090,772	2,034,279
Total financial liabilities	679,551,220	1,113,942,871	683,615,108	1,085,050,592

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	4,911,659	4,911,659	1,066,394	1,066,394
Marketable securities and investments in other companies	1,248,771	1,248,771	1,217,147	1,217,147
Derivatives designated as hedges	57,830,493	57,830,493	33,711,526	33,711,526
Total others financial assets	63,990,923	63,990,923	35,995,067	35,995,067
Accounts receivavble - trade and other current receivables (net)	436,197,449	436,197,449	478,645,746	478,645,746
Accounts receivable from related parties	17,333,798	17,333,798	17,258,044	17,258,044
Total accounts receivables	453,531,247	453,531,247	495,903,790	495,903,790
Sub-Total financial assets	517,522,170	517,522,170	531,898,857	531,898,857
Cash and cash equivalents	349,170,641	349,170,641	519,175,929	519,175,929
Total financial assets	866,692,811	866,692,811	1,051,074,786	1,051,074,786
Bank borrowings	156,676,421	153,135,695	164,530,000	164,390,295
Bond payable	1,067,155,329	980,350,753	1,033,541,990	884,782,956
Deposits for return of bottles and containers	12,442,185	12,442,185	11,987,324	11,987,324
Total financial liabilities measured at amortized cost	1,236,273,935	1,145,928,633	1,210,059,314	1,061,160,575
Derivatives not designated as hedges	1,692,439	1,692,439	8,361,749	8,361,749
Derivatives designated as hedges	20,096,029	20,096,029	11,196,937	11,196,937
Total financial derivative liabilities	21,788,468	21,788,468	19,558,686	19,558,686
Total others financial liabilities (*)	1,258,062,403	1,167,717,101	1,229,618,000	1,080,719,261
Lease Liabilities	69,249,001	69,249,001	51,922,649	51,922,649
Total lease liabilities (**)	69,249,001	69,249,001	51,922,649	51,922,649
Trade and other current payables	436,405,664	436,405,664	460,627,211	460,627,211
Accounts payable to related parties	29,777,023	29,777,023	26,497,840	26,497,840
Total commercial obligations and other accounts payable	466,182,687	466,182,687	487,125,051	487,125,051
Total financial liabilities	1,793,494,091	1,703,148,789	1,768,665,700	1,619,766,961

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

b)	Financial instruments by category:

As of September 30, 2026	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	4,911,659	-	-	4,911,659
Marketable securities and investments in other companies	1,248,771	-	-	1,248,771
Derivatives designated as hedges	-	-	57,830,493	57,830,493
Total others financial assets	6,160,430	-	57,830,493	63,990,923
Cash and cash equivalents	-	349,170,641	-	349,170,641
Trade and other receivable	-	436,197,449	-	436,197,449
Accounts receivable from related parties	-	17,333,798	-	17,333,798
Total financial assets	6,160,430	802,701,888	57,830,493	866,692,811

As of September 30, 2026	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	156,676,421	156,676,421
Bond payable	-	-	1,067,155,329	1,067,155,329
Deposits for return of bottles and containers	-	-	12,442,185	12,442,185
Derivatives not designated as hedges	1,692,439	-	-	1,692,439
Derivatives designated as hedges	-	20,096,029	-	20,096,029
Total Others financial liabilities	1,692,439	20,096,029	1,236,273,935	1,258,062,403
Lease liabilities	-	-	69,249,001	69,249,001
Trade and other current payables	-	-	436,405,664	436,405,664
Accounts payable to related parties	-	-	29,777,023	29,777,023
Total financial liabilities	1,692,439	20,096,029	1,771,705,623	1,793,494,091

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

As of December 31, 2025	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	1,066,394	-	-	1,066,394
Marketable securities and investments in other companies	1,217,147	-	-	1,217,147
Derivatives designated as hedges	-	-	33,711,526	33,711,526
Total others financial assets	2,283,541	-	33,711,526	35,995,067
Cash and cash equivalents	-	519,175,929	-	519,175,929
Trade and other receivable	-	478,645,746	-	478,645,746
Accounts receivable from related parties	-	17,258,044	-	17,258,044
Total financial assets	2,283,541	1,015,079,719	33,711,526	1,051,074,786

As of December 31, 2025	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	164,530,000	164,530,000
Bond payable	-	-	1,033,541,990	1,033,541,990
Deposits for return of bottles and containers	-	-	11,987,324	11,987,324
Derivatives not designated as hedges	8,361,749	-	-	8,361,749
Derivatives designated as hedges	-	11,196,937	-	11,196,937
Total Others financial liabilities	8,361,749	11,196,937	1,210,059,314	1,229,618,000
Lease liabilities	-	-	51,922,649	51,922,649
Trade and other current payables	-	-	460,627,211	460,627,211
Accounts payable to related parties	-	-	26,497,840	26,497,840
Total financial liabilities	8,361,749	11,196,937	1,749,107,014	1,768,665,700
F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of September 30, 2026				As of December 31, 2025
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	2,750,000	34,440,650	10,195,553	2	3,500,000	33,711,526	11,196,937
Less than a year	-	-	9,110,927	2,434,178			7,643,747	2,609,858
Between 1 and 5 years	2	2,750,000	-	7,761,375			4,281,953	8,587,079
More than 5 years	-	-	25,329,723	-			21,785,826	-
Cross currency swaps USD/CLP	8	375,000,000	23,389,843	9,900,476	-	-	-	-
Less than a year			-	2,241,353			-	-
Between 1 and 5 years			-	7,659,123			-	-
More than 5 years			23,389,843	-			-	-
Subtotal hedging derivatives	10		57,830,493	20,096,029	2		33,711,526	11,196,937
Forwards USD	54	141,284,007	4,495,256	1,546,273	33	304,779,732	898,611	8,174,785
Less than a year	54	141,284,007	4,495,256	1,546,273	33	304,779,732	898,611	8,174,785
Forwards Euro	13	20,121,197	358,170	116,477	9	19,071,196	141,785	166,607
Less than a year	13	20,121,197	358,170	116,477	9	19,071,196	141,785	166,607
Forwards CAD	5	3,958,000	12,047	13,743	2	1,770,000	19,208	-
Less than a year	5	3,958,000	12,047	13,743	2	1,770,000	19,208	-
Forwards GBP	5	1,123,697	45,013	15,086	6	721,321	6,790	20,357
Less than a year	5	1,123,697	45,013	15,086	6	721,321	6,790	20,357
Forwards CHF	2	310,000	1,173	860	-	-	-	-
Less than a year	2	310,000	1,173	860	-	-	-	-
Subtotal derivatives with effects on income	79		4,911,659	1,692,439	50		1,066,394	8,361,749
Total instruments	89		62,742,152	21,788,468	52		34,777,920	19,558,686

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

In the case of Cross currency swaps, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of September 30, 2026
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	87,502,521	CLP	72,368,351	15,134,170	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	31,046,384	CLP	21,935,457	9,110,927	06-01-2027
Banco Santander - Chile (1)	Flow by exchange rate on bonds payable	USD	133,211,050	CLP	127,897,295	5,313,755	01-10-2032
Banco Itaú - Chile	Flow by exchange rate on bonds payable	USD	44,403,683	CLP	42,802,756	1,600,927	01-10-2032
Scotiabank Chile	Flow by exchange rate on bonds payable	USD	44,403,683	CLP	42,549,905	1,853,778	01-10-2032
Banco de Chile (1)	Flow by exchange rate on bonds payable	USD	111,009,208	CLP	106,288,301	4,720,907	01-10-2032

(1) Includes three contracts.

As of December 31, 2025
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	87,694,316	CLP	77,105,427	10,588,889	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	44,539,403	CLP	32,613,703	11,925,700	06-01-2027

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended September 30, 2026 a charge before income taxes of ThCh$ 10,193,526 (credit of ThCh$ 1,042,286 as of September 30, 2025), related to the fair value of derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Interim Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of September 30, 2026	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	4,911,659	-	4,911,659	-
Marketable securities and investments in other companies	1,248,771	1,248,771	-	-
Derivatives designated as hedges	57,830,493	-	57,830,493	-
Total others financial assets	63,990,923	1,248,771	62,742,152	-
Derivatives not designated as hedges	1,692,439	-	1,692,439	-
Derivative designated as hedges	20,096,029	-	20,096,029	-
Total financial derivative liabilities	21,788,468	-	21,788,468	-

As of December 31, 2025	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,066,394	-	1,066,394	-
Marketable securities and investments in other companies	1,217,147	1,217,147	-	-
Derivatives designated as hedges	33,711,526	-	33,711,526	-
Total others financial assets	35,995,067	1,217,147	34,777,920	-
Derivatives not designated as hedges	8,361,749	-	8,361,749	-
Derivative designated as hedges	11,196,937	-	11,196,937	-
Total financial derivative liabilities	19,558,686	-	19,558,686	-

During the period ended September 30, 2026, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Cash on hand	467,004	306,497
Bank balances	79,179,969	221,696,364
Cash	79,646,973	222,002,861
Time deposits	194,546,805	228,494,417
Securities purchased under resale agreements	74,493,829	67,059,167
Investments in mutual funds	483,034	1,619,484
Short term investments classified as cash equivalents	74,976,863	68,678,651
Cash equivalents	269,523,668	297,173,068
Total	349,170,641	519,175,929

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The composition of cash and cash equivalents by currency as of September 30, 2026, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,039	2,678	-	79,568	-	-	308,719	-	467,004
Bank balances	41,500,013	28,439,726	978,177	2,504,353	3,516,840	1,020,122	513,025	707,713	79,179,969
Cash	41,576,052	28,442,404	978,177	2,583,921	3,516,840	1,020,122	821,744	707,713	79,646,973
Time deposits	24,014,341	167,387,666	-	-	3,144,798	-	-	-	194,546,805
Securities purchased under resale agreements	74,493,829	-	-	-	-	-	-	-	74,493,829
Investments in mutual funds	2,679	340,275	-	96,406	-	43,674	-	-	483,034
Short term investments classified as cash equivalents	74,496,508	340,275	-	96,406	-	43,674	-	-	74,976,863
Cash equivalents	98,510,849	167,727,941	-	96,406	3,144,798	43,674	-	-	269,523,668
Total	140,086,901	196,170,345	978,177	2,680,327	6,661,638	1,063,796	821,744	707,713	349,170,641

The composition of cash and cash equivalents by currency as of December 31, 2025, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,785	2,547	-	4,243	-	-	221,922	-	306,497
Bank balances	71,384,021	135,790,113	828,724	7,823,191	2,112,796	1,787,153	639,806	1,330,560	221,696,364
Cash	71,461,806	135,792,660	828,724	7,827,434	2,112,796	1,787,153	861,728	1,330,560	222,002,861
Time deposits	-	226,401,813	-	-	2,092,604	-	-	-	228,494,417
Securities purchased under resale agreements	67,059,167	-	-	-	-	-	-	-	67,059,167
Investments in mutual funds	419,373	130,666	-	35,146	-	1,034,299	-	-	1,619,484
Short term investments classified as cash equivalents	67,478,540	130,666	-	35,146	-	1,034,299	-	-	68,678,651
Cash equivalents	67,478,540	226,532,479	-	35,146	2,092,604	1,034,299	-	-	297,173,068
Total	138,940,346	362,325,139	828,724	7,862,580	4,205,400	2,821,452	861,728	1,330,560	519,175,929

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The composition of time deposits is detailed as follows:

As of September 30, 2026:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	09-24-2026	10-01-2026	CLP	8,506,800	0.40
Banco Itaú - Uruguay	09-14-2026	10-15-2026	UYU	1,452,301	0.48
Banco Itaú - Uruguay	09-21-2026	10-21-2026	UYU	1,692,544	0.48
Citibank - Uruguay	09-08-2026	10-08-2026	UYU	1,754,337	0.28
Scotiabank - Chile	09-24-2026	10-01-2026	CLP	6,505,070	0.39
Scotiabank - Chile	09-29-2026	10-08-2026	CLP	7,000,910	0.39
Scotiabank - Chile	09-24-2026	10-06-2026	CLP	2,001,560	0.39
Sumitomo Mitsui Banking Corporation - United States	08-07-2026	11-05-2026	USD	54,315,243	0.32
Sumitomo Mitsui Banking Corporation - United States	09-10-2026	12-09-2026	USD	59,053,973	0.32
The Bank Of Nova Scotia Toronto - Canada	08-07-2026	11-05-2026	USD	52,264,067	0.31
Total				194,546,805

As of December 31, 2025:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-26-2025	01-02-2026	UYU	814,197	0.56
Citibank - Uruguay	12-30-2025	01-02-2026	UYU	813,476	0.40
Citibank - Uruguay	12-29-2025	01-12-2026	USD	1,647,674	0.33
HSBC Bank S.A. - Uruguay	12-29-2025	01-28-2026	UYU	464,931	0.51
Sumitomo Mitsui Banking Corporation - United States	12-03-2025	02-03-2026	USD	128,268,389	0.04
The Bank Of Nova Scotia Toronto - Canada	10-28-2025	01-26-2026	USD	49,128,993	0.04
The Bank Of Nova Scotia Toronto - Canada	12-10-2025	03-10-2026	USD	47,356,757	0.04
Total				228,494,417

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The composition of securities purchased under resale agreements is detailed as follows:

As of September 30, 2026:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	09-24-2026	10-06-2026	CLP	26,873	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco Bice - Chile	09-29-2026	10-06-2026	CLP	206,263	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco de Chile	09-29-2026	10-06-2026	CLP	3,419,420	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	09-15-2026	10-01-2026	CLP	837,925	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco de Chile	09-24-2026	10-13-2026	CLP	3,242,908	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	09-23-2026	10-06-2026	CLP	2,802,520	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco de Crédito e Inversiones - Chile	09-29-2026	10-06-2026	CLP	640,919	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	09-24-2026	10-06-2026	CLP	573,571	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Crédito e Inversiones - Chile	09-29-2026	10-08-2026	CLP	1,000,125	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	09-15-2026	10-01-2026	CLP	13,648	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Crédito e Inversiones - Chile	09-16-2026	10-01-2026	CLP	325,576	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco de Crédito e Inversiones - Chile	09-24-2026	10-13-2026	CLP	2,511,347	0.37
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	09-29-2026	10-06-2026	CLP	579,499	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	09-23-2026	10-06-2026	CLP	800,588	0.37
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco Santander - Chile	09-29-2026	10-06-2026	CLP	2,554,824	0.38
BCI Corredores de Bolsa Chile S.A.	Banco Central de Chile	09-25-2026	10-06-2026	CLP	999,121	0.37
BCI Corredores de Bolsa Chile S.A.	Banco Central de Chile	09-30-2026	10-06-2026	CLP	798,706	0.37
BCI Corredores de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	09-25-2026	10-06-2026	CLP	1,496	0.37
BCI Corredores de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	09-30-2026	10-06-2026	CLP	1,294	0.37
BCI Corredores de Bolsa Chile S.A.	Banco del Estado de Chile	09-23-2026	10-01-2026	CLP	1,599,869	0.37
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	09-23-2026	10-01-2026	CLP	201,685	0.37
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	09-29-2026	10-06-2026	CLP	200,026	0.39
Scotia Corredora de Bolsa Chile Ltda. (3)	Banco Bice - Chile	09-30-2026	10-06-2026	CLP	1,501,746	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	09-25-2026	10-01-2026	CLP	1,200,770	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	09-28-2026	10-01-2026	CLP	915	0.39
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Central de Chile	09-28-2026	10-01-2026	CLP	3,499,480	0.39
Scotia Corredora de Bolsa Chile Ltda. (4)	Banco Central de Chile	09-30-2026	10-06-2026	CLP	16,687,744	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco de Crédito e Inversiones - Chile	09-28-2026	10-01-2026	CLP	503	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco de Crédito e Inversiones - Chile	09-29-2026	10-06-2026	CLP	1,500,195	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco de Crédito e Inversiones - Chile	09-29-2026	10-01-2026	CLP	7,200,935	0.39
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Itaú Corpbanca - Chile	09-29-2026	10-06-2026	CLP	1,100,143	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	09-24-2026	10-06-2026	CLP	600,468	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	09-30-2026	10-06-2026	CLP	210,510	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	09-23-2026	10-01-2026	CLP	1,201,092	0.39
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Itaú Corpbanca - Chile	09-30-2026	10-13-2026	CLP	2,300,000	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	09-29-2026	10-15-2026	CLP	450,059	0.39
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Santander - Chile	09-29-2026	10-08-2026	CLP	8,201,066	0.39
Scotia Corredora de Bolsa Chile Ltda.	Banco Santander - Chile	09-30-2026	10-13-2026	CLP	5,500,000	0.39
Total					74,493,829

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

(1)	Includes two repurchase agreements.
(2)	Includes three repurchase agreements.
(3)	Includes four repurchase agreements.
(4)	Includes seven repurchase agreements.
F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

As of December 31, 2025:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-29-2025	01-06-2026	CLP	750,200	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-30-2025	01-06-2026	CLP	3,466,597	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (4)	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	8,587,487	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	12-29-2025	01-06-2026	CLP	1,000,261	0.39
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	12-30-2025	01-08-2026	CLP	349,074	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco de Chile	12-30-2025	01-06-2026	CLP	2,798,683	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco de Crédito e Inversiones - Chile	12-30-2025	01-06-2026	CLP	7,826,721	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2025	01-06-2026	CLP	1,690	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco Itaú Corpbanca - Chile	12-30-2025	01-06-2026	CLP	7,892,606	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco Santander - Chile	12-30-2025	01-08-2026	CLP	1,951,232	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (4)	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	15,202,027	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-30-2025	01-06-2026	CLP	8,175,412	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco Security - Chile	12-30-2025	01-08-2026	CLP	1,800,240	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco Security - Chile	12-30-2025	01-06-2026	CLP	6,756,870	0.40
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	12-30-2025	01-08-2026	CLP	500,067	0.40
Total					67,059,167

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

(1)	Includes two repurchase agreements.
(2)	Includes three repurchase agreements.
(3)	Includes four repurchase agreements.
(4)	Includes nine repurchase agreements.

Payments for the acquisitions of equity interests and proceeds from the loss of control of subsidiaries are detailed as follows:

	For the nine-months periods ended as of September 30,
	2026	2025
	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	9,778,054	7,008,552
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	440,074	-
Cash flow used in the purchase of non-controlling interests (3)	167,818,672	-
Cash flow from loss of control of subsidiaries or other businesses (4)	217,985	-

(1)	See Note 16 - Investments accounted for using equity method, number (2).
(2)	See Note 11 - Accounts and transactions with related parties, number (7).
(3)	See Note 1 - General Information, letter C), number (11).
(4)	See Note 1 - General Information, letter C), number (4).

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 9    Other non-financial assets

The Company maintained the following other non-financial assets:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	2,241,038	143,478	7,190,690	-
Advertising	8,879,212	5,280,116	12,050,096	4,687,307
Advances to suppliers	5,746,679	-	6,658,015	-
Prepaid expenses	6,352,875	3,189,140	5,453,636	3,500,774
Total advances	23,219,804	8,612,734	31,352,437	8,188,081
Guarantees paid	6,417	234,626	6,775	188,560
Consumables	1,132,315	-	992,358	-
Dividends receivable	591,336	-	945,899	-
Others	-	17,227	-	10,074
Total others assets	1,730,068	251,853	1,945,032	198,634
Total	24,949,872	8,864,587	33,297,469	8,386,715

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.
F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 10        Trade and other receivables

The trade and other receivables are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	198,448,998	-	248,883,607	-
International business operating segment	126,216,766	-	115,088,692	-
Wines operating segment	55,489,069	-	53,353,041	-
Total commercial debtors	380,154,833	-	417,325,340	-
Impairment loss estimate	(6,570,583)	-	(6,432,884)	-
Total commercial debtors - net	373,584,250	-	410,892,456	-
Others accounts receivables	57,382,295	5,230,904	62,798,956	4,954,334
Total other accounts receivable	57,382,295	5,230,904	62,798,956	4,954,334
Total	430,966,545	5,230,904	473,691,412	4,954,334

The Company’s accounts receivable are denominated in the following currencies:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chilean Peso	257,640,733	311,625,800
Argentine Peso	110,203,707	93,882,495
US Dollar	27,584,378	27,346,851
Euro	9,401,957	8,669,008
Unidad de Fomento	2,741,943	2,366,684
Uruguayan Peso	6,977,372	8,901,100
Paraguayan Guarani	17,226,416	19,525,499
Bolivian	2,162,660	3,604,480
Others currencies	2,258,283	2,723,829
Total	436,197,449	478,645,746

The detail of the accounts receivable maturities as of September 30, 2026, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	198,448,998	188,858,774	4,281,965	1,779,565	2,122,938	1,405,756
International business operating segment	126,216,766	113,126,945	10,698,595	1,438,974	350,398	601,854
Wines operating segment	55,489,069	51,194,267	4,017,720	150,997	66,535	59,550
Total commercial debtors	380,154,833	353,179,986	18,998,280	3,369,536	2,539,871	2,067,160
Impairment loss estimate	(6,570,583)	(1,291,118)	(965,908)	(821,447)	(1,660,170)	(1,831,940)
Total commercial debtors - net	373,584,250	351,888,868	18,032,372	2,548,089	879,701	235,220
Others accounts receivables	57,382,295	57,006,416	153,663	172,169	429	49,618
Total other accounts receivable	57,382,295	57,006,416	153,663	172,169	429	49,618
Total current	430,966,545	408,895,284	18,186,035	2,720,258	880,130	284,838
Others accounts receivables	5,230,904	5,230,904	-	-	-	-
Total non-current	5,230,904	5,230,904	-	-	-	-

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The detail of the accounts receivable maturities as of December 31, 2025 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	248,883,607	241,359,948	3,985,807	859,505	1,074,519	1,603,828
International business operating segment	115,088,692	103,257,833	9,695,117	1,027,924	464,464	643,354
Wines operating segment	53,353,041	48,315,107	4,479,044	214,408	114,725	229,757
Total commercial debtors	417,325,340	392,932,888	18,159,968	2,101,837	1,653,708	2,476,939
Impairment loss estimate	(6,432,884)	(1,274,277)	(1,203,124)	(810,100)	(1,207,763)	(1,937,620)
Total commercial debtors - net	410,892,456	391,658,611	16,956,844	1,291,737	445,945	539,319
Others accounts receivables	62,798,956	62,274,705	197,065	188,252	41,410	97,524
Total other accounts receivable	62,798,956	62,274,705	197,065	188,252	41,410	97,524
Total current	473,691,412	453,933,316	17,153,909	1,479,989	487,355	636,843
Others accounts receivables	4,954,334	4,954,334	-	-	-	-
Total non-current	4,954,334	4,954,334	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of September 30, 2026, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 25% (25% as of December 31, 2025) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of September 30, 2026			As of December 31, 2025
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.10%	410,186,402	(1,291,118)	0.10%	455,207,593	(1,274,277)
0 to 3 months	24.88%	19,151,943	(965,908)	24.88%	18,357,033	(1,203,124)
3 to 6 months	61.91%	3,541,705	(821,447)	61.91%	2,290,089	(810,100)
6 to 12 months	100.00%	2,540,300	(1,660,170)	100.00%	1,695,118	(1,207,763)
More than 12 months	100.00%	2,116,778	(1,831,940)	100.00%	2,574,463	(1,937,620)
Total		437,537,128	(6,570,583)		480,124,296	(6,432,884)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write-off normally takes more than 1 year.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The movement of the impairment losses provision for accounts receivable is as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Balance at the beginning of year	(6,432,884)	(7,785,695)
Estimate of expected credit losses up 12 months	(1,220,692)	(1,285,734)
Estimate of expected credit losses longer than 12 months	(139,797)	(126,899)
Impairment provision of accounts receivable	(1,360,489)	(1,412,633)
Uncollectible accounts	1,215,573	1,470,266
Add back of unused provisions	261,319	401,809
Effect of translation into presentation currency	(254,102)	893,369
Total	(6,570,583)	(6,432,884)

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

On December 31, 2024 another debt acknowledgement was made between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 28,365.9, which it is obliged to pay as from January 2025 with an annual interest rate of 6.8%, in 48 equal and successive installments of UF 676.6. On February, 2025, Cervecería Kunstmann Ltda. made an advance payment of UF 20,581.21 corresponding to capital, reducing the total debt of this recognition.

On June 30, 2025 an addendum to the debt acknowledgment which took place on December 31, 2024, was signed, resulting on an adjustment of the annual interest rate from 6.8% to 2.8%. The total amount of the debt as of June 30, 2025 amounts to UF 7,234.83 which Cervecería Kunstmann Ltda. Will pay on 41 equal and successive payments of
UF 185.24.

(4)	Corresponds to a loan between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated April 2, 2025, amounted to USD 490,000 with a one-year maturity, accruing interest at an annual fixed rate of 5.7%. Interest and principal will be paid at the end of the established term.

According to the addendum dated June 26, 2026, the maturity for the repayment of the loan will be two years calculated from the disbursement of the loan, that is, until April 2, 2027, and the new annual interest rate was adjusted to 5.44%.

On August 21, 2025, a loan was held between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated August 26, 2025, amounted to USD 1,225,000 with a two-year maturity, accruing interest at an annual fixed rate of 5.86%. Interest will be paid annually and principal will be paid at the end of the established term.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

On December 18, 2025, a loan was held between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated December 19, 2025, amounted to USD 459,000 with a two-year maturity, accruing interest at an annual fixed rate of 6.05%. Interest will be paid annually and principal will be paid at the end of the established term.

(5)	On December 9, 2025, Cervecera Guayacán SpA. buys to Cervecería Kunstmann S.A. 196,154 shares of its own emission equivalent to UF 17,516.28 (ThCh$ 695,548) of which, UF 5,849.62 equivalent to ThCh$ 217,985 that will be paid in cash within 90 days from the date of contract and the remaining UF 12,026.66, equivalent to ThCh$ 477,563 will be paid in 10 annual installments from the date of the contract. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied.

On June 18, 2024, Cervecera Guayacán SpA. paid Cervecería Kunstmann S.A. the amount of UF 5,849.62, equivalent to ThCh$ 217,985 as payment for the pucharse if its own shares.

(6)	On December 9, 2025, Cerveza Guayacán SpA. acquire the brands “Guayacán” and “Guayacán la Cerveza del Valle del Elqui” amounting ThCh$ 1,303,000 which is going to be paid within 90 days from the date of contract amounting ThCh$ 670,985 and through the compensation of the account given against Cervecera Guayacán SpA. amounting ThCh$ 632,015. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied. To date, the capital was paid in full through two installments (ThCh$ 100,000 paid on April 29, 2026, and ThCh$ 570,985 paid on June 10, 2026), with only the accrued interest remaining to be paid.

(7)	On December 26, 2025, Cervecería Kunstmann S.A. acquires 5,041 shares of Cerveza Dolbek SpA. equivalent to 19% of interest, for an amount of ThCh$ 1,010,294 of which UF 11,062.9 equivalent to ThCh$ 439,294 will be paid in cash within 90 days from the date of contract and the remaining amount of ThCh$ 571,000 equivalent to 14% of dividens paid annualy for a period of 10 years, beginning on 2026. This amount shall be adjusted in accordance with changes in the Unidad de Fomento between the date this agreement is signed and the date the respective dividend is actually paid.

On February 27, 2026, Cervecería Kunstmann S.A. paid the amount of UF 11,062.9 equivalent to ThCh$ 440,074, which corresponds to the payment for the acquisition of shares of Cerveza Dolbek SpA. previously mentioned.

(8)	On December 30, 2025, a capital reduction was agreed of Cervecería Belga de la Patagonia SpA. whereby Cervecería Kunstmann S.A. withdrew from the company, generating an account receivable to Cervecería Belga de la Patagonia SpA. amounting ThCh$ 599,828, that will be paid in 10 years at an interest rate of 3.97%.

(9)	Corresponds to the debt acknowledgement made on September 28, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Belga de la Patagonia SpA., where the latter declares that it owes an amount of UF 13,213.42, which it is obliged to pay as from October 2023 with an annual interest rate of 6.6%, in 36 equal and successive installments of UF 405.6.

(10)	On July 27, 2026, a capital increase of Mahina SpA. was approved amounting to ThCh$ 100,001, to be paid by all shareholders on a pro rata basis according to their equity interest in the entity. The subsidiary Cervecería Kunstmann S.A. subscribed and paid its portion through the capitalization of an account receivable held with Cerveza Mahina SpA., amounting to ThCh$ 50,092, and the remaining amount will be paid within a period of 12 months by the other shareholders.

The Parties expressly agree that the installments will accrue and become payable within the first five days of the month, beginning the month following the execution of this instrument. Any delay or default in the payment of either the installments or the balance will accrue late payment interest at an annual interest rate of 3.97%.

(11)	On August 10, 2026, a capital reduction of Mahina SpA. was approved, whereby Cervecería Kunstmann S.A. withdrew from the company, giving rise to an account receivable from Mahina SpA. for UF 5,719.01, equivalent to ThCh 233,452, an amount that will be paid over a five-year term in 10 semi-annual installments of UF 571.9 each, with an annual interest rate of 3.97%. This generated a negative effect on equity of ThCh$ 188.

The transaction table includes the main transactions made with related parties.

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU until January 31, 2026	Sales of products	CLP	-	114
9,020,203-0	Miguel Rapu Pate	Chile	(10)	Related to non-controlling subsidiary	Contribution of capital	CLP	2,727	-
71,614,000-8	Universidad de los Andes	Chile	(1)	Related to a Director of the Company	Sales of products	CLP	17,114	9,336
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	41,862	27,118
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Royalty	CLP	23,835	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	(5)	Co-director in subsidiary	Sale of shares	UF	57,812	265,742
76,046,313-2	Cervecería Rapa Nui Ltda.	Chile	(10)	Related to non-controlling subsidiary	Contribution of capital	CLP	47,182	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Royalty	CLP	3,347	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Services provided	CLP	20,840	29,957
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(9)	Co-director in subsidiary	Sales of products	UF	149,791	141,119
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(8)	Co-director in subsidiary	Capital decrease	CLP	59,983	59,983
76,455,830-8	Watt’s S.A.	Chile	(1)	Related to the shareholder of joint operation of the subsidiary	Sales of products	CLP	6,387	12,288
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	3,822	4,136
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	22,737	102,197
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	635,114	647,865
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	UF	97,703	89,212
77,248,551-4	Mahina SpA.	Chile	(11)	Co-director in subsidiary	Sale of shares	UF	46,961	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	3,016,789	3,988,527
77,755,610-K	Comercial Patagona Ltda.	Chile	(2)	Subsidiary of joint venture	Sales of products	USD	-	13,707
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	2,742,155	965,825
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	305,909	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui Y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	6,470	3,928
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Subsidiary shareholder until June 5, 2026	Sales of products	CLP	-	30,567
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Subsidiary shareholder until June 5, 2026	Services provided	CLP	-	8,500
91,705,000-7	Grupo Quiñenco	Chile	(1)	Controller's shareholder	Business operations	CLP	349,710	382,995
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	19,889	24,462
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,153,632	1,653,527
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	20,731
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Sales of products	ARS	-	11,882
0-E	Kasdorf S.A.	Argentina	(2)	Related to non-controlling subsidiary	Sales of products	ARS	-	270
0-E	Nutricia Bagó S.A.	Argentina	(2)	Related to non-controlling subsidiary	Sales of products	ARS	-	2,214
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Advance purchase	Euros	141,780	114,093
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	380,542	110,547
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	30,428	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	-	120,937
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Services provided	PYG	11,761	104,178
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	USD	2,243,034	2,435,005
0-E	Grupo Vierci	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	306,966	346,930
0-E	PepsiCo Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services provided	PYG	468,817	-
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	3,013,318	3,595,888
0-E	TA - TA S.A.	Uruguay	(2)	Related to non-controlling subsidiary	Sales of products	UYU	628,652	-
Total							16,057,069	16,123,780

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
76,035,409-0	Cervecera Guayacán SpA.	Chile	(5)	Co-director in subsidiary	Sale of shares	UF	444,403	429,806
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(8)	Co-director in subsidiary	Capital decrease	CLP	539,846	539,846
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	UF	104,635	164,612
77,248,551-4	Mahina SpA.	Chile	(11)	Co-director in subsidiary	Sale of shares	UF	187,845	-
Total							1,276,729	1,134,264

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Purchase of products	CLP	-	6,647
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Services received	CLP	41,959	32,803
76,035,409-0	Cervecera Guayacán SpA.	Chile	(6)	Co-director in subsidiary	Brand purchase	CLP	6,417	670,985
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Services received	CLP	5,848	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Purchase of products	CLP	-	18,042
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(7)	Shareholder of subsidiary	Purchase of shares	UF	49,630	487,294
76,455,830-8	Watt’s S.A.	Chile	(1)	Related to the shareholder of joint operation of the subsidiary	Purchase of products	CLP	414,272	718,433
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	83,370	104,949
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	2,442,219	1,628,966
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Subsidiary shareholder until June 5, 2026	Purchase of products	CLP	-	1,495,457
91,705,000-7	Grupo Quiñenco	Chile	(1)	Controller's shareholder	Business operations	CLP	1,665,725	1,350,408
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	50,508	114,479
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	857,214	805,600
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	3,023,115	2,981,657
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	558,387	789,383
0-E	Aguas Danone de Argentina S.A.	Argentina	(2)	Associate of subsidiary	Services received	ARS	65,481	91,610
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Purchase of products	ARS	9,415	2,515
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Services received	ARS	20,811	99,825
0-E	Ecor Ltda.	Bolivia	(2)	Related to non-controlling subsidiary	Services received	BOB	42,254	51,631
0-E	Inversiones BEBINV S.A.	Bolivia	(4)	Shareholder of subsidiary	Loan	USD	1,777,774	487,517
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	4,119	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	275,059	128,378
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	308,813	-
0-E	Danone S.A.	France	(2)	Related to the shareholder's associate	Services received	Euros	-	68,866
0-E	Evian - S.A. des Eaux Minerales	France	(2)	Related to non-controlling subsidiary	Services received	Euros	65,246	63,127
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to non-controlling subsidiary until June 5, 2026	Services received	Euros	-	1,579
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to non-controlling subsidiary until June 5, 2026	Services received	Euros	-	11,298
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,001,721	863,290
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	254,730	271,330
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	9,296,128	7,467,640
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	2,465,845	2,578,401
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	179,076	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	Euros	209,837	-
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	11,335	54
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	Euros	169,496	122,816
0-E	Grupo Vierci	Paraguay	(2)	Related to non-controlling subsidiary	Business operations	PYG	210,414	214,283
0-E	PepsiCo del Paraguay S.R.L.	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	2,375,757	-
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	865,371	674,484
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to non-controlling subsidiary until June 5, 2026	Royalty	Others currencies	-	59,814
Total							28,807,346	24,463,561

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of September 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(7)	Shareholder of subsidiary	Purchase of shares	UF	540,760	523,000
0-E	Inversiones BEBINV S.A.	Bolivia	(4)	Shareholder of subsidiary	Loan	USD	428,917	1,511,279
Total							969,677	2,034,279

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Most significant transactions and effects on results:

For the nine-months periods ended September 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Business operations	2,032	965	5,441	2,669
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU until January 31, 2026	Business operations	20	14	141	104
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Business operations	281	172	201	147
71,614,000-8	Universidad de los Andes	Chile	Related to a Director of the Company	Business operations	57,488	33,808	15,409	7,894
76,002,201-2	SAAM Puertos S.A.	Chile	Related to the controller's shareholder	Business operations	216	154	186	135
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Shares payment	217,985	-	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Royalty	17,980	(17,980)	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Business operations	40,728	(4,612)	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Loan	-	3,951	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Royalty	106,196	(106,196)	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Business operations	176,540	(84,689)	-	-
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	Shareholder of subsidiary	Shares payment	440,074	-	-	-
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	1,884,037	-	2,535,196	-
76,455,830-8	Watt´s S.A.	Chile	Related to the shareholder of joint operation of the subsidiary	Business operations	5,135,612	25,281	5,775,481	1,916
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Co-director in subsidiary	Business operations	19,981	7,502	8,183	3,399
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Business operations	435,913	1,159	484,502	444
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	645,161	-	1,200,090	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Business operations	28,917	10,369	30,115	12,137
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	61,819	4,689	964,809	20,222
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Business operations	617,648	156,139	717,366	262,815
77,248,551-4	Mahina SpA.	Chile	Co-director in subsidiary	Sale of shares	233,452	-	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Dividends paid	44,054	-	71,722	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Dividends paid	44,054	-	71,722	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Business operations	11,047,680	3,305,686	10,325,416	3,549,334
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of the subsidiary	Business operations	19,820,062	3,975,332	21,889,058	2,684,510
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	853,658	-	811,268	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Business operations	7,618,030	3,533	10,613,434	5,249
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,580,857	-	1,502,433	-
90,703,000-8	Nestlé Chile S.A.	Chile	Subsidiary shareholder until June 5, 2026	Dividends paid	12,387,003	-	11,939,712	-
90,703,000-8	Nestlé Chile S.A.	Chile	Subsidiary shareholder until June 5, 2026	Business operations	4,418,051	675,240	281,153	253,719
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Business operations	13,292	6,765	13,086	6,650
91,705,000-7	Grupo Quiñenco	Chile	Related to the controller's shareholder	Business operations	5,213,696	(1,805,027)	4,134,639	(848,075)
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	16,254,984	-	21,873,023	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Business operations	7,200	7,200	9,459	9,459
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	102,486,620	76,758	510,962,144	102,144
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	101,693,275	-	510,860,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Business operations	21,273	14,858	22,335	15,223
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of the subsidiary	Business operations	5,546,070	100,871	6,467,227	98,614
96,798,520-1	SAAM Extraportuarios S.A.	Chile	Related to the controller's shareholder	Business operations	19,179	(857)	14,964	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	872,277	-	882,817	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	2,629,129	(2,629,129)	3,435,435	(3,435,435)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Business operations	23,631,469	1,266,427	20,916,318	487,002
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Purchase of derivatives	8,836,884	5,903,500	1,578,128	(702,180)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of derivatives	1,848,199	1,381,725	47,849	19,995

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

For the nine-months periods ended September 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Business operations	306,807	(306,807)	299,541	(299,541)
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder's associate	Business operations	243,872	(243,872)	212,937	(212,937)
0-E	Ecor Ltda.	Bolivia	Related to non-controlling subsidiary	Business operations	162,262	(162,262)	58,189	(58,189)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	1,314,257	-	230,135	-
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	-	(85,793)	1,646,145	(20,092)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Business operations	-	-	75,326	(75,326)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	5,803,178	-	7,008,552	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	3,974,876	-	-	-
0-E	Holding Internationale de Boissons S.A.S.	France	Shareholder of subsidiary	Capital contribution	1,996,164	-	-	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to non-controlling subsidiary until June 5, 2026	Business operations	1,612	(1,612)	30,349	(30,349)
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to non-controlling subsidiary until June 5, 2026	Business operations	96,823	-	361.181	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	478,230	(478,230)	589,591	(589,591)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	810,300	810,300	333,496	333,496
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	13,567,368	(13,567,368)	18,027,303	(18,027,303)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	4,657,586	(74,459)	6,259,246	1,477,629
0-E	Heineken Supply Chain B.V.	Netherlands	Related to the controller's shareholder	Business operations	196,538	(164,577)	57,438	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Business operations	3,402,921	941,672	8,460,394	1,550,581
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Purchase of derivatives	372,816	(372,816)	-	-
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Sales of derivatives	24,621	24,621	-	-
0-E	Grupo Vierci	Paraguay	Related to non-controlling subsidiary	Business operations	2,753,704	191,010	2,327,872	164,155
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	10,934,825	732,388	9,125,613	1,509,874
0-E	PepsiCo del Paraguay S.R.L.	Paraguay	Related to non-controlling subsidiary	Business operations	19,632,547	1,977,023	12,053,536	1,028,334
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder until June 5, 2026	Royalty	337,015	(337,015)	266,613	(266,613)
0-E	Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Uruguay	Related to the shareholder of joint operation of the subsidiary	Business operations	5,970,448	-	7,423,596	-
0-E	TA - TA S.A.	Uruguay	Related to non-controlling subsidiary	Business operations	3,269,657	324,935	-	-

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

For the three-months periods ended september 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Business operations	800	390	2,918	1,185
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU until January 31, 2026	Business operations	-	-	20	14
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Business operations	78	57	76	55
71,614,000-8	Universidad de los Andes	Chile	Related to a Director of the Company	Business operations	19,929	12,149	15,409	7,894
76,002,201-2	SAAM Puertos S.A.	Chile	Related to the controller's shareholder	Business operations	54	39	47	34
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Business operations	1,067	465	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Loan	-	542	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Business operations	497	-	-	-
76,455,830-8	Watt´s S.A.	Chile	Related to the shareholder of joint operation of the subsidiary	Business operations	1,339,775	7,839	2,028,408	8,039
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Co-director in subsidiary	Business operations	3,586	1,427	2,304	876
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Business operations	171,539	421	196,693	423
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Business operations	6,566	2,576	6,368	2,648
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	21,267	1,436	30,122	1,946
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Business operations	150,936	73,906	120,531	45,389
77,248,551-4	Mahina SpA.	Chile	Co-director in subsidiary	Sale of shares	233,452	-	-	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Business operations	4,020,346	1,245,980	3,566,094	1,120,392
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of the subsidiary	Business operations	6,549,581	2,308,423	7,388,500	905,686
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Business operations	419,571	1,549	633,006	1,122
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	-	-	1,502,433	-
90,703,000-8	Nestlé Chile S.A.	Chile	Subsidiary shareholder until June 5, 2026	Business operations	-	-	51,646	43,154
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Business operations	3,760	2,086	4,217	1,938
91,705,000-7	Grupo Quiñenco	Chile	Related to the controller's shareholder	Business operations	1,650,831	(639,501)	1,341,987	(369,424)
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Business operations	744	744	3,186	3,186
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	18,609,932	43,345	387,983,554	83,554
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	18,600,000	-	379,450,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Business operations	7,283	5,187	7,887	5,140
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of the subsidiary	Business operations	1,881,051	32,020	3,009,428	31,037
96,798,520-1	SAAM Extraportuarios S.A.	Chile	Related to the controller's shareholder	Business operations	5,528	(853)	5,328	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	635,876	(635,876)	877,139	(877,139)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Business operations	7,600,259	166,531	7,427,192	168,427
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Purchase of derivatives	2,314,913	2,314,913	427,008	427,008
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of derivatives	233,237	(233,237)	13,150	(13,150)
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Business operations	109,953	(109,953)	106,465	(106,465)
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder's associate	Business operations	68,079	(68,079)	91,604	(91,604)
0-E	Ecor Ltda.	Bolivia	Related to non-controlling subsidiary	Business operations	25,614	(25,614)	13,903	(13,903)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	-	(29,421)	1,182,468	(13,558)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	7,008,552	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to non-controlling subsidiary until June 5, 2026	Business operations	-	-	11,360	(11,360)
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to non-controlling subsidiary until June 5, 2026	Business operations	-	-	107,633	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	214,615	(214,615)	260,767	(260,767)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	170,081	170,081	15,676	15,676
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	3,208,561	(3,208,561)	5,205,936	(5,205,936)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	1,064,823	394,316	1,957,282	609,803
0-E	Heineken Supply Chain B.V.	Netherlands	Related to the controller's shareholder	Business operations	24,806	-	36,565	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Business operations	99,210	1,889	713,602	(86,100)

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

For the three-months periods ended september 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Purchase of derivatives	31,744	(31,744)	-	-
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Sales of derivatives	24,621	24,621	-	-
0-E	Grupo Vierci	Paraguay	Related to non-controlling subsidiary	Business operations	1,339,010	(2,942)	1,163,105	247,326
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	3,891,024	(159,252)	2,875,970	647,450
0-E	PepsiCo del Paraguay S.R.L.	Paraguay	Related to non-controlling subsidiary	Business operations	6,400,482	856,714	4,771,402	476,870
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder until June 05, 2026	Royalty	-	-	266,613	(266,613)
0-E	Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Uruguay	Related to the shareholder of joint operation of the subsidiary	Business operations	2,937,437	-	2,447,547	-
0-E	TA - TA S.A.	Uruguay	Related to non-controlling subsidiary	Business operations	929,710	176,854	-	-

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Óscar Hasbún Martínez and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Ordinary Shareholders' Meeting held on April 16, 2025, it was agreed to maintain the same remuneration for the Board of Directors, the Directors' Committee, and the Audit Committee.

At its meeting held on May 7, 2025, the Board of Directors acknowledged the resignation of Ms. María Gabriela Cadenas from her position as director, effective July 1, 2025. Subsequently, at its meeting held on July 9, 2025, the Board of Directors appointed Mr. Arthur Ribeiro Viñau, Legal Director Americas of Heineken International, to fill the vacancy until the next Ordinary Shareholders' Meeting, as permitted by Article 32 of Law No. 18,046.

At the extraordinary meeting of the Company's Board of Directors held on January 21, 2026, Mr Francisco Pérez Mackenna resigned to his position as Chairman and director, effective January 31, 2026. In addition, the Board of Directors of the Company appointed Mr. Macario Valdés Raczynski as replacement director, who assumed the position on February 1, 2026, with the entire Board to be renewed at the next Ordinary Shareholders' Meeting, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations. Finally, the Board agreed to appoint Mr. Pablo Granifo Lavín as the new Chairman of the Board, who assumed this new position once the resignation of Mr. Francisco Pérez Mackenna became effective.

At the Ordinary Shareholders’ meeting held on April 15, 2026, a new Board of Directors was elected for a three-year term: being elected Messrs. Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, Marc Gross, Rory Cullinan, Óscar Hasbún Martínez, Arthur Ribeiro Viñau, Macario Valdés Raczynski, and Ms. Marie Agathe Lemoine Porte, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations. The Chairman and Vice Chairman of the Board of Directors, as well as the members of Directors Committee and the Audit Committee, were elected at a Board meeting held on the same date, with Mr. Pablo Granifo Lavín elected as Chairman and Mr. Carlos Molina Solís as Vice Chairman of the Board. In accordance with the provisions of Article 50 bis of Law No. 18,046, the independent director, Ms. Marie Agathe Lemoine Porte, appointed the other members of the Directors´ Committee, which was therefore composed of directors Marie Agathe Lemoine Porte, Carlos Molina Solís, and Rodrigo Hinzpeter Kirberg. Additionally, Ms. Marie Agathe Lemoine Porte and Mr. Carlos Molina Solís were elected as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The aforementioned Ordinary Shareholders’ Meeting agreed to maintain the same remuneration for the Board of Directors, the Directors´ Committee, and the Audit Committee as agreed upon at the previous Ordinary Shareholders’ Meeting.

At the ordinary meeting of the Board of Directors held on May 29, 2026, the Board acknowledged the resignation submitted by Mr. Carlos Molina Solís from the position of Vice Chairman and director of the Company, effective July 31, 2026. Subsequently, the Board appointed Mr. Alexandre Othenio Carreteiro, President of the Americas Region of the Heineken Group, to replace Mr. Molina, who assumed the position of Vice Chairman and director on August 1, 2026.

Furthermore, during the same meeting, the Board acknowledged the resignation submitted by Mr. Rodrigo Hinzpeter Kirberg from the position of director of the Company, effective June 30, 2026, appointing Mr. Patricio Jottar Nasrallah as his replacement, who assumes the role of director effective July 1, 2026. In consideration of the foregoing, Mr. Jottar ceased to hold the office of Chief Executive Officer of the Company on June 30, 2026. In view of the two aforementioned director resignations, the full renewal of the Board of Directors shall take place at the next Ordinary Shareholders' Meeting of the Company, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations.

In the same meeting, independent director Ms. Marie Agathe Lemoine Porte appointed Mr. Patricio Jottar and Mr. Rory Cullinan as members of the Directors' Committee, replacing Mr. Rodrigo Hinzpeter and Mr. Carlos Molina, effective July 1 and August 1, 2026, respectively. Consequently, said Committee is currently composed of directors Marie Agathe Lemoine Porte, Rory Cullinan, and Patricio Jottar.

Additionally, at the aforementioned Board meeting, and in compliance with the provisions of the Sarbanes-Oxley Act, the Board appointed Mr. Rory Cullinan as a member of the Audit Committee to replace Mr. Carlos Molina, and Mr. Macario Valdés to replace Mr. Rodrigo Hinzpeter on an observer status, effective August 1 and July 1, 2026, respectively. Consequently, said Committee is currently composed of directors Marie Agathe Lemoine Porte and Rory Cullinan, with director Macario Valdés serving as an observer.

Taking into account the aforementioned termination of duties of the current Chief Executive Officer of the Company, the Board agreed to appoint Mr. Eduardo Ffrench-Davis Rodríguez as his replacement. Mr. Ffrench-Davis previously served as General Manager of the subsidiary Embotelladoras Chilenas Unidas S.A., and assumed the position effective July 1, 2026.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the nine-months periods ended as of September 30,
	2026	2025
	ThCh$	ThCh$
Audit's Committee	48,282	40,833
Directors' Committee	62,025	58,505
Attendance meetings fee	1,417,109	1,353,335
Dividend Participation	1,107,714	1,476,538

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Chief Executives’ remunerations:

	For the nine-months periods ended as of September 30,
	2026	2025
	ThCh$	ThCh$
Directors' Committee	10,325	14,403
Attendance meetings fee	163,482	167,004
Dividend Participation	21,504	24,002

The Chief Executives’ Remuneration as of September 30, 2026 amounted to ThCh$ 14,285,834 (ThCh$ 8,341,196 as of September 30, 2025). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12    Inventories

The inventories balances are detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Finished products	196,452,784	172,373,804
In process products	24,143,727	20,735,925
Raw material	220,051,583	216,677,676
Finished products and Raw material in transit	11,032,067	6,689,076
Materials	13,060,468	14,081,539
Realizable net value estimate and obsolescence	(4,148,123)	(6,257,060)
Total	460,592,506	424,300,960

For the period ended as of September 30, 2026 and 2025, the Company wrote off a total of ThCh$ 5,315,898 and ThCh$ 3,472,053 against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Initial balance	(6,257,060)	(4,608,447)
Inventories write-down estimation	(3,199,615)	(7,082,492)
Write-off	5,315,898	5,070,324
Conversion effect	(7,346)	363,555
Total	(4,148,123)	(6,257,060)

As of September 30, 2026 and December 31, 2025, the Company does not have any inventory pledged as guarantee for financial obligations.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

There is no non-current inventory at September 30, 2026 and December 31, 2025, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

Note 13    Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of material accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1, 2025
Historic cost	16,883,106
Book Value	16,883,106

As of December 31, 2025
Conversion effect	(1,170,347)
Acquisitions	33,748,761
Decreases due to harvesting	(33,044,939)
Others increases (decreases) (1)	292,497
Sub-Total	(174,028)
Book Value	16,709,078

As of December 31, 2025
Historic cost	16,709,078
Book Value	16,709,078

As of September 30, 2026
Conversion effect	89,221
Acquisitions	27,855,869
Decreases due to harvesting	(36,152,939)
Others increases (decreases) (1)	496,724
Sub-Total	(7,711,125)
Book Value	8,997,953

As of September 30, 2026
Historic cost	8,997,953
Book Value	8,997,953

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 14        Non-current assets of disposal groups classified as held for sale

a) Lands

-	On October 4, 2023, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of the property identified as “site number eighteen” located in the district of Iquique, Tarapacá Region, in Chile. The promise of sale of this asset was signed on November 2, 2023. However, this promise of sale was conditioned to the fulfillment of legal and administrative conditions by CCU. Subsequently, once the conditions established in the aforementioned promise of sale were fulfilled, on September 10, 2024, the definitive sale and purchase agreement was signed, generating a reclassification of this asset as a Non-current assets held for sale.

On February 4, 2025, the sale was completed for ThCh$ 1,295,043. As a result of this transaction, a profit before income tax of ThCh$ 788,190 was determined and a net income effect of ThCh$ 575,379.

b) International Business Operating segment

-	On June 24, 2024, the Board of Directors of the subsidiary Compañía Industrial Cervecera S.A. approved the sale of the property located in the industrial park of Pilar, province of Buenos Aires. The property subject to reclassification from Property, Plant and Equipment, for a total of ThCh$ 2,183,871, includes land, constructions and machinery. On August 27, 2024, the purchase and sale agreement was signed, which was formalized in public deed dated February 20, 2025.

On February 24, 2025, the sale was completed for ThCh$ 3,684,135. As a result of this transaction, a profit before income tax of ThCh$ 1,330,299 was determined and a net income effect of ThCh$ 871,346.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 2, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupancy of the property was passed. As a guarantee fot this transaction the buyers granted nortgages on two properties located in the department of Pocito, province of San Juan. At the closing date of these Interim Interim Consolidated Financial Statements, there are no outstanding payments, the mortgages have been lifted, this property has been removed from the Statemen of Financial Position. On June 4, 2026, the public deed of transfer of ownership was signed, completing the legal transfer of the property.

In December 2025, the Administration of Finca La Celia S.A. started the process of selling certain fixed assets of this subsidiary, located in the province of San Juan. At the date of issuance of these Interim Consolidated Financial Statements, the Administration is actively taking actions and is committed to a plan to sell these assets.

As described in Note 2 - Summary of material accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Machinery	213,854	167,851
Total	213,854	167,851

Note 15    Business Combinations

During the period ended September 30, 2026, the Company has not enter any Business combination.

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 16        Investments accounted for using equity method

Joint ventures and Associates

As of September 30, 2026 and December 31, 2025, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of September 30, 2026	As of December 31, 2025
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	18,144,584	16,887,879
Central Cervecera de Colombia S.A.S.	50,00	9,259,020	14,880,327
Zona Franca Central Cervecera S.A.S.	50,00	141,917,358	110,089,426
Total joint ventures		169,320,962	141,857,632
Aguas Danone de Argentina S.A.	49,00	1,119,090	829,546
Other companies		916,577	769,509
Total associates		2,035,667	1,599,055
Total		171,356,629	143,456,687

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(14,144,850)	(10,320,029)	(5,994,658)	(4,185,381)
Zona Franca Central Cervecera S.A.S.	4,232,438	(4,591,764)	2,789,486	(1,762,362)
Cervecería Austral S.A.	1,834,343	1,898,232	607,055	583,378
Total joint ventures	(8,078,069)	(13,013,561)	(2,598,117)	(5,364,365)
Aguas Danone de Argentina S.A.	62,194	62,111	53,678	7,182
Other companies	103,418	11,339	103,418	-
Total associates	165,612	73,450	157,096	7,182
Total	(7,912,457)	(12,940,111)	(2,441,021)	(5,357,183)

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Changes in investments in joint ventures and associates are detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Balance at the beginning of year	143,456,687	139,746,921
Capital contributions to acquire interests in joint ventures	9,778,054	10,975,902
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(7,912,457)	(14,352,591)
Dividends received	(591,335)	(843,886)
Others (*)	26,625,680	7,930,341
Total	171,356,629	143,456,687

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (CCC), in which CCU Inversiones II SpA. and Grupo Postobón participate as equal shareholders. The purpose of CCC is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll SpA., acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU Inversiones II SpA. and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

On September 30, 2026 and December 31, 2025, the amount of capital contributions paid to CCC and ZF CC amounts to USD 180,914,408 and USD 156,567,140 (equivalent to ThCh$ 133,793,503 and ThCh$ 103,958,610, respectively based on the exchange rates at the dates of the contributions), respectively. During 2025, a capital contribution of MCOP 92,400,000, was made through a payment schedule, where the first installment was paid on July 29, 2025 in the amount of USD 7,227,174, equivalent to ThCh$ 7,008,552, the second installment was paid on October 27, 2025 in the amount of USD 4,205,062, equivalent to ThCh$ 3,967,350 and the third payment was paid on January 13, 2026 in the amount of USD 6,552,007, equivalent to ThCh$ 5,803,178. On April 7, 2026, a capital contribution was made to ZF CC for an amount of USD 4,346,645 (equivalent to ThCh$ 3,974,876). This capital contributions didn’t change the interest in CCC and ZF CC.

(3) Aguas Danone de Argentina S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A., which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

The Company does not have any contingent liabilities related to joint ventures and associates as of September 30, 2026, except for certain guarantees described in Note 35 - Contingencies and Commitments.

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associates		Joint ventures
	As of September 30, 2026	As of December 31, 2025	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	88,445	82,963	165,049,225	120,037,202
Non-current assets	3,338,479	2,767,094	416,419,626	342,409,689
Current liabilities	230,698	231,741	232,131,895	174,098,182
Non-current liabilities	912,369	925,364	9,455,773	4,963,236

	Associates		Joint ventures
	For the nine-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Interim Income Statement (Summarized)
Net sales	100,150	110,540	324,938,511	271,465,377
Operating result	66,987	80,420	(13,680,738)	(10,563,375)
Net income for period	126,930	117,081	(14,605,046)	(25,053,642)
Other comprehensive income	581,631	(214,810)	42,223,826	33,955,841
Depreciation and amortization	(122,287)	(140,254)	(19,037,468)	(16,307,797)

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	196,593,811	78,489,729	3,199,349	16,524,048	294,806,937
Accumulated amortization	-	(49,121,594)	-	(1,052,622)	(50,174,216)
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2025
Additions (2)	1,303,000	17,303,360	-	-	18,606,360
Divestitures (cost) (2)	(804,705)	(4,411,935)	-	-	(5,216,640)
Divestitures (amortization)	-	4,314,960	-	-	4,314,960
Amortization of year	-	(5,550,514)	-	(887,183)	(6,437,697)
Conversion effect (amotization)	-	309,163	-	(70,467)	238,696
Conversion effect (cost)	(41,418,103)	(1,480,844)	-	1,196,158	(41,702,789)
Others increases (decreases) (1)	21,594,513	719,201	-	121,434	22,435,148
Sub-Total	(19,325,295)	11,203,391	-	359,942	(7,761,962)
Book Value	177,268,516	40,571,526	3,199,349	15,831,368	236,870,759

As of December 31, 2025
Historic cost	177,268,516	87,847,547	3,199,349	17,380,483	285,695,895
Accumulated amortization	-	(47,276,021)	-	(1,549,115)	(48,825,136)
Book Value	177,268,516	40,571,526	3,199,349	15,831,368	236,870,759

As of September 30, 2026
Additions	-	10,903,141	-	-	10,903,141
Amortization of period	-	(5,120,588)	-	(725,750)	(5,846,338)
Conversion effect (amotization)	-	(349,676)	-	(360,732)	(710,408)
Conversion effect (cost)	3,355,228	572,152	-	3,234,059	7,161,439
Others increases (decreases) (1)	22,543,801	579,620	-	-	23,123,421
Sub-Total	25,899,029	6,584,649	-	2,147,577	34,631,255
Book Value	203,167,545	47,156,175	3,199,349	17,978,945	271,502,014

As of September 30, 2026
Historic cost	203,167,545	99,902,545	3,199,349	20,548,176	326,817,615
Accumulated amortization	-	(52,746,370)	-	(2,569,231)	(55,315,601)
Book Value	203,167,545	47,156,175	3,199,349	17,978,945	271,502,014

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General Information, letter C), number (4) for Trademarks.

There are no restrictions or pledges on intangible assets.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of September 30, 2026	As of December 31, 2025
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,978,118	33,431,759
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA.	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	14,166,999
	Cerveza Guayacán SpA. (1)	1,303,000	1,303,000
	Sub-Total	53,940,790	53,394,431
International Business	CCU Argentina S.A. and subsidiaries	116,702,486	91,610,697
	Marzurel S.A. and Milotur S.A.	2,985,854	2,873,671
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,098,839	4,208,426
	Bebidas Bolivianas BBO S.A.	4,414,673	5,209,723
	Sub-Total	129,201,852	103,902,517
Wines	Viña San Pedro Tarapacá S.A.	20,024,903	19,971,568
	Sub-Total	20,024,903	19,971,568
Total		203,167,545	177,268,516

(1)	See Note 1 - General information, letter C), number (4).

In relation to impairment losses on intangible assets with indefinite useful lives, management has performed impairment tests, from which no impairment losses have arisen.

With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2025
Historic cost	161,583,233
Book Value	161,583,233

As of December 31, 2025
Others increases (decreases) (1)	12,000,472
Divestitures for corporate reorganization (2)	(456,007)
Conversion effect	(24,577,080)
Sub-Total	(13,032,615)
Book Value	148,550,618

As of December 31, 2025
Historic cost	148,550,618
Book Value	148,550,618

As of September 30, 2026
Others increases (decreases) (1)	12,504,620
Impairment of the period (3)	(6,194,450)
Conversion effect	2,669,768
Sub-Total	8,979,938
Book Value	157,530,556

As of September 30, 2026
Historic cost	157,530,556
Book Value	157,530,556

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General Information, letter C), number (4).
(3)	See Note 32 - Other Gain (Losses).

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of September 30, 2026	As of December 31, 2025
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	341	314
	D&D SpA.	2,100,677	2,100,677
	Sub-Total	46,046,499	46,046,472
International Business	CCU Argentina S.A. and subsidiaries	58,147,028	45,633,300
	Aguas de Origen S.A.	6,664,957	5,231,247
	Marzurel S.A. and Milotur S.A.	5,537,705	5,329,645
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	7,483,079	6,176,309
	Bebidas Bolivianas BBO S.A.	1,235,144	7,717,501
	Sub-Total	79,067,913	70,088,002
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		157,530,556	148,550,618

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia
Estimated CAPEX for the year 2026 ThCh$	106,541	22,004	1,842	5,405	4,732
Perpetual growth	3.00%	4.00%	4.50%	3.50%	2.80%
Discount rate	8.03%	12.29%	7.43%	9.03%	11.74%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and/or Intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units/brands. An exceptionally longer period of time (no longer than ten years), is considered for those units/brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 4.5% is used, consistent with the expected long-term growth for this country. For Paraguay a perpetuity rate of 3.5% equivalent to long-term inflation of the country. For Bolivia a perpetuity rate of 2.8% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 4% are used respectively, which are composed by the average inflation rate of the United States of America, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

With respect to goodwill as of September 30, 2026, management has not identified any additional impairment indicators other than those previously recognized, which are based primarily on future business prospects, market conditions, and the political and social environment affecting the subsidiary in Bolivia.

The estimated recoverable amount as of June 30, 2026 of Bolivian CGU (Bebidas Bolivianas BBO S.A.) of ThCh$ 28,727,814 was compared to the net book values of the cash-generating unit on the same date, resulting in an impairment loss of ThCh$ 6,194,450, which was assigned to goodwill. The total amount was recognized in the Consolidated Statement of Incomes in Other gains (losses).

In relation to the remaining goodwill and the assets associated with this subsidiary, management has not evidenced any other impairment effects additional to those already recorded. However, recoverability assessments are based on estimates regarding the future prospects of the business, market conditions and the political and social environment in Bolivia, factors that currently present a high degree of volatility and uncertainty. Although, based on the sensitivities calculated to date, the tested assumptions support the current carrying values, adverse and unforeseen variations in these macroeconomic or business variables could cause the carrying value to exceed the recoverable amount of the CGU, triggering the need to recognize additional impairment losses in the future. Management will continue to closely monitor the evolution of these indicators.

There were no additional amounts of impairment that needed to be adjusted in the rest of the CGU's values or in other non-financial assets.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	1,068,381,138	1,079,935,259	273,594,861	194,175,897	120,973,884	118,295,809	57,107,073	2,912,463,921
Accumulated depreciation	(409,303,033)	(572,233,109)	(175,665,204)	(129,844,662)	-	(80,621,878)	(22,087,586)	(1,389,755,472)
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2025
Additions	-	-	-	-	147,710,728	-	-	147,710,728
Transfers	33,086,048	36,115,078	22,286,214	24,009,038	(128,156,754)	12,660,376	-	-
Transfer to Non-current assets of disposal groups classified as held for sale (cost) (2)	-	(517,090)	-	-	-	-	-	(517,090)
Transfers to Assets held for sale (depreciation) (2)	-	294,430	-	-	-	-	-	294,430
Conversion effect historic (cost)	(85,404,558)	(114,034,032)	(46,564,513)	(8,518,675)	(5,453,801)	(3,004,886)	(3,769,719)	(266,750,184)
Conversion effect (depreciation)	33,475,674	44,851,318	22,785,164	4,953,921	-	1,462,555	1,016,285	108,544,917
Divestitures (cost)	(149,371)	(4,751,321)	(756,525)	(6,363,621)	-	(307,437)	-	(12,328,275)
Divestitures (depreciation)	149,371	4,330,509	561,624	6,208,175	-	295,490	-	11,545,169
Capitalized interests	-	-	-	-	531,149	-	-	531,149
Depreciation	(30,797,292)	(48,362,647)	(26,299,986)	(17,271,536)	-	(11,394,380)	(1,963,073)	(136,088,914)
Others increases (decreases) (1)	26,502,199	40,595,466	13,255,817	1,607,867	1,367,787	864,347	1,526,227	85,719,710
Write off (cost)	(644,540)	(3,289,870)	(9,816,224)	(11,024,285)	-	(4,097,792)	(1,687,771)	(30,560,482)
Write off (depreciation)	539,501	3,232,368	9,819,910	10,860,913	-	3,427,690	1,522,863	29,403,245
Sub-Total	(23,242,968)	(41,535,791)	(14,728,519)	4,461,797	15,999,109	(94,037)	(3,355,188)	(62,495,597)
Book Value	635,835,137	466,166,359	83,201,138	68,793,032	136,972,993	37,579,894	31,664,299	1,460,212,852

As of December 31, 2025
Historic cost	1,041,576,869	1,034,319,521	251,666,862	193,893,180	136,972,993	124,200,580	53,757,371	2,836,387,376
Accumulated depreciation	(405,741,732)	(568,153,162)	(168,465,724)	(125,100,148)	-	(86,620,686)	(22,093,072)	(1,376,174,524)
Book Value	635,835,137	466,166,359	83,201,138	68,793,032	136,972,993	37,579,894	31,664,299	1,460,212,852

As of September 30, 2026
Additions	-	-	-	-	85,123,403	-	-	85,123,403
Transfers	44,977,662	23,312,280	14,991,570	14,680,020	(115,664,427)	11,742,283	5,960,612	-
Conversion effect historic (cost)	6,546,016	9,834,455	1,792,282	3,987,607	754,606	849,347	254,545	24,018,858
Conversion effect (depreciation)	(2,381,943)	(3,766,260)	(477,985)	(1,701,171)	-	(600,436)	(84,071)	(9,011,866)
Divestitures (cost)	(76,588)	(154,220)	(49,274)	(2,066,314)	-	(380,581)	-	(2,726,977)
Divestitures (depreciation)	25,095	138,974	42,287	2,052,753	-	284,749	-	2,543,858
Capitalized interests	-	-	-	-	413,930	-	-	413,930
Depreciation	(23,380,480)	(36,863,331)	(21,073,327)	(14,644,110)	-	(8,947,248)	(1,665,716)	(106,574,212)
Others increases (decreases) (1)	28,035,522	36,123,724	10,224,655	1,729,343	7,402,635	1,053,411	918,585	85,487,875
Divestitures (cost)	(413,818)	(1,777,134)	(76,177,491)	(2,584,167)	-	(1,987,894)	-	(82,940,504)
Divestitures (depreciation)	46,884	1,679,575	75,493,946	2,470,740	-	1,676,461	-	81,367,606
Sub-Total	53,378,350	28,528,063	4,766,663	3,924,701	(21,969,853)	3,690,092	5,383,955	77,701,971
Book Value	689,213,487	494,694,422	87,967,801	72,717,733	115,003,140	41,269,986	37,048,254	1,537,914,823

As of September 30, 2026
Historic cost	1,171,242,613	1,196,883,270	286,106,204	233,160,978	115,003,140	137,976,443	58,773,636	3,199,146,284
Accumulated depreciation	(482,029,126)	(702,188,848)	(198,138,403)	(160,443,245)	-	(96,706,457)	(21,725,382)	(1,661,231,461)
Book Value	689,213,487	494,694,422	87,967,801	72,717,733	115,003,140	41,269,986	37,048,254	1,537,914,823
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. Aditionally for 2025 includes the effect of the exit from the Group of Cervecería Belga de la Patagonia SpA. and Cervecería
Guayacán SpA. amounting ThCh$ 1,744,300.
(2)	See Note 14 - Non-current assets of disposal groups classified as held for sale, letter c).
F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The balance of the land at the end of each period is as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Land	275,659,345	266,301,538
Total	275,659,345	266,301,538

Capitalized interest as of September 30, 2026 amounted ThCh$ 413,930 (ThCh$ 306,614 as of September 30, 2025), using an annually capitalization rate of 2.99% (2.96% as of september 30, 2025).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of September 30, 2026, the Company maintained approximately 4,633 hectares of which 4,052 are for vines in production stage. Of the total hectares mentioned above 3,891 correspond to own land and 161 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2026, the production in plant vines yield was approximately 63.6 million kilos of grapes (59.2 million kilos of grapes in 2025).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at September 30, 2026.

The depreciation of the period ended as of September 30, 2026 and 2025, recognized in net income and other assets is as follows:

	As of September 30, 2026	As of September 30, 2025
	ThCh$	ThCh$
Recognized in net incomes (*)	106,037,072	106,037,072
Recognized in others assets	537,140	537,140
Total	106,574,212	106,574,212

(*) Includes ThCh$ 861,796 (ThCh$ 789,003 as of september 30, 2025) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	9,512,632	4,145,248	13,657,880
Accumulated depreciation	-	(990,900)	(990,900)
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2025
Depreciation	-	(104,858)	(104,858)
Conversion effect (cost)	(2,476,601)	(908,179)	(3,384,780)
Conversion effect (depreciation)	-	56,401	56,401
Others increases (decreases) (1)	1,392,675	478,880	1,871,555
Sub-Total	(1,083,926)	(477,756)	(1,561,682)
Book Value	8,428,706	2,676,592	11,105,298

As of December 31, 2025
Historic cost	8,428,706	3,715,949	12,144,655
Accumulated depreciation	-	(1,039,357)	(1,039,357)
Book Value	8,428,706	2,676,592	11,105,298

As of September 30, 2026
Depreciation	-	(94,079)	(94,079)
Conversion effect (cost)	167,454	60,512	227,966
Conversion effect (depreciation)	-	(5,086)	(5,086)
Others increases (decreases) (1)	1,451,201	480,310	1,931,511
Sub-Total	1,618,655	441,657	2,060,312
Book Value	10,047,361	3,118,249	13,165,610

As of September 30, 2026
Historic cost	10,047,361	4,256,771	14,304,132
Accumulated depreciation	-	(1,138,522)	(1,138,522)
Book Value	10,047,361	3,118,249	13,165,610

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes and therefore no longer generates income for the Company in 2026, and 2025. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 150,403 for the period ended as of September 30, 2026 (ThCh$ 206,675 as of September 30, 2025). In addition, the expenses associated with such investment properties amounted to ThCh$ 115,587 for the period ended as of September 30, 2026 (ThCh$ 86,318 as of September 30, 2025).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 25,017,044.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	143,983,465	12,692,956	124,816,755	39,713,245
Bonds payable (1)	35,574,780	1,031,580,549	41,058,780	992,483,210
Derivatives not designated as hedges (2)	1,692,439	-	8,361,749	-
Derivatives designated as hedges (2)	4,675,531	15,420,498	2,609,858	8,587,079
Deposits for return of bottles and containers	12,442,185	-	11,987,324	-
Total	198,368,400	1,059,694,003	188,834,466	1,040,783,534

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of September 30, 2026:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	UF	61,578,418	-	61,578,418	At maturity	1.10
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	1,024,535	-	1,024,535	At maturity	5.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	167,605	7,000,000	7,167,605	At maturity	5.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,797,591	6,797,591	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	139,166	-	139,166	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,169,289	16,169,289	At maturity	5.86
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	3,751,750	-	3,751,750	At maturity	23.50
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	9,184,342	-	9,184,342	At maturity	23.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,340,393	-	2,340,393	At maturity	23.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	20,507,153	-	20,507,153	At maturity	23.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	ARS	4,476,380	-	4,476,380	At maturity	23.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	31,552	-	31,552	At maturity	23.39
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco ICBC	Argentina	ARS	40,241	-	40,241	At maturity	32.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	960,914	-	960,914	At maturity	26.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Galicia	Argentina	USD	540,261	-	540,261	At maturity	3.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	638,588	-	638,588	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,950,358	-	1,950,358	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	874,616	-	874,616	At maturity	28.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	670,508	-	670,508	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	591,874	-	591,874	At maturity	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,361	72,824	76,185	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	7,939	202,288	210,227	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	7,117	192,173	199,290	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,629	96,087	98,716	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	721	60,686	61,407	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	587	101,144	101,731	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,333	457,171	476,504	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,955	323,661	337,616	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	7,716	202,288	210,004	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,746	192,173	198,919	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,471	192,173	197,644	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,523	96,087	98,610	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,710	462,565	476,275	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	15,592	237,891	253,483	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	24,475	386,953	411,428	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	37,363	805,422	842,785	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	702	182,059	182,761	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,065	113,281	114,346	Semiannual	9.95
Total							109,639,659	34,343,806	143,983,465

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	498,270	498,270	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	15,600,167	15,536,752	31,136,919	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	724,699	-	724,699	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (2)	Chile	Bond International	144A/Regulación S	United States	USD	-	2,933,620	2,933,620	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	137,595	137,595	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	-	143,677	143,677	At maturity	3.35
Total							16,324,866	19,249,914	35,574,780

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

As of December 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	34,978,909	-	34,978,909	At maturity	5.82
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,023,000-9	Banco Itaú	Chile	UF	59,235,273	-	59,235,273	At maturity	1.43
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	21,537	2,000,000	2,021,537	At maturity	5.46
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,004,133	2,004,133	At maturity	6.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,002,090	1,002,090	At maturity	6.27
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,863	-	2,863	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	3,053,729	-	3,053,729	At maturity	6.14
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	3,071	3,071	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	31,253	-	31,253	At maturity	5.86
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	6,340,052	-	6,340,052	At maturity	28.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	418,139	-	418,139	At maturity	36.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	6,014,451	-	6,014,451	At maturity	32.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	28,291	-	28,291	At maturity	28.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,228,497	-	2,228,497	At maturity	32.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	-	548,349	548,349	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	304,769	-	304,769	At maturity	75.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,622,930	-	1,622,930	At maturity	75.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	1,075,469	-	1,075,469	At maturity	80.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	275,688	-	275,688	At maturity	7.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	275,688	-	275,688	At maturity	7.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	-	545,077	545,077	At maturity	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,375	-	41,375	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	11,914	-	11,914	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	17,096	-	17,096	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,360	-	13,360	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	149,836	-	149,836	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	216,089	-	216,089	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,898	453,565	457,463	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,949	226,783	228,732	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,500	124,134	127,634	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,595	190,975	196,570	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,658	171,875	175,533	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,466	477,437	483,903	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,265	453,565	458,830	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,379	226,783	228,162	Semiannual	9.95
Total							116,388,918	8,427,837	124,816,755

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	1,340,030	-	1,340,030	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 2018/06/28	Chile	UF	-	30,040,941	30,040,941	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 2018/06/28	Chile	UF	-	385,062	385,062	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,295,314	-	7,295,314	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	1,198,645	-	1,198,645	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	798,788	-	798,788	At maturity	3.35
Total							10,632,777	30,426,003	41,058,780

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of September 30, 2026:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,994,089	-	-	5,994,089	At maturity	6.33
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	462,565	-	-	462,565	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	475,782	-	-	475,782	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	773,906	773,906	386,953	1,934,765	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,610,844	1,610,844	604,067	3,825,755	Quarterly	5.00
Total							9,317,186	2,384,750	991,020	12,692,956

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	-	-	123,274,540	123,274,540	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 2018/06/28	Chile	UF	-	82,910,100	-	82,910,100	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (2)	Chile	Bond International	144A/Regulation S	United States	USD	-	-	579,591,574	579,591,574	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	-	-	163,547,036	163,547,036	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	-	-	82,257,299	82,257,299	At maturity	3.35
Total							-	82,910,100	948,670,449	1,031,580,549

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,743,405	-	-	6,743,405	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,986,916	-	-	5,986,916	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	5.86
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	799,122	913,282	1,255,762	2,968,166	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,663,327	1,900,946	2,376,181	5,940,454	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,870	545,869	-	1,091,739	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	561,466	421,099	-	982,565	Semiannual	5.50
Total							32,300,106	3,781,196	3,631,943	39,713,245

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	-	-	119,288,156	119,288,156	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 2018/06/28	Chile	UF	14,986,219	-	-	14,986,219	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 2018/06/28	Chile	UF	-	80,441,606	-	80,441,606	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	539,931,158	539,931,158	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	-	-	158,219,013	158,219,013	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	-	-	79,617,058	79,617,058	At maturity	3.35
Total							14,986,219	80,441,606	897,055,385	992,483,210

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%

The terms and conditions of the main interest accruing obligations as of September 30, 2026, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary paid interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

On June 27, 2024, the interest rate was refinanced at a annual fixed rate of 7.608%, maintaining the current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.66%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 5.86%, maintaining the current terms of the loan.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

a.	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

b.	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

c.	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 27, 2022, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026 at an annual fixed rate of 8.04% maturing April 17, 2026.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at an annual fixed rate of 6.27%, maintaining the current terms of the loan.

The subsidiary pays interest semi-annually and principal in a single payment at the end of the established term.

On April 17, 2026, this loan was fully paid.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026 at an annual fixed rate of 8.58%.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.32%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at an annual fixed rate of 6.20%, maintaining the current terms of the loan.

The subsidiary pays interest semi-annually and principal in a single payment at the end of the established term.

On April 21, 2026, this loan was fully paid.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate of 8.70% per annum, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.35%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at an annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

On July 18, 2025, this loan was fully paid.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate of 8.598%, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.74%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

On December 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.07%, maintaining the current terms of the loan.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate of 7.998%, maturing on May 12, 2028.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 6.33%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027 at an annual fixed rate of 8.34%.

The Company pays interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced at an annual fixed rate of 7.5%, maintaining the other current terms of the loan.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.54%, maintaining the current terms of the loan.

On April 15, 2025, this loan was fully paid.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028 at an annual fixed rate of 7.17%.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.78%, maintaining the current terms of the loan.

The Company pays interest semi-annually and principal in a single payment at the end of the established term.

On April 15, 2025, this loan was fully paid.

Banco Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 10,000,000 at a fixed interest rate of 3.45%, maturing on December 9, 2025.

The subsidiary pays interest and capital semi-annually with a first payment on June 9, 2020.

On December 9, 2025, this loan was fully paid.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate of 3.95% and maturity on March 16, 2025.

The subsidiary pays interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On March, 17, 2025 this loan was fully paid.

Banco Crédito e Inversiones - Bank loans

a)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 at a fixed interest rate of 6.96%, maturing on June 16, 2025.

The subsidiary pays interest and principal on a monthly basis.

On June 16, 2025, the loan was fully paid.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas S.A. (BBO) signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent outstanding balance is ThCh$ 4,668,540 as of September 30, 2026), at a fixed interest rate of 5.0%, maturing on April 4, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary pays interest on a quarterly basis, and the capital amortization began to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (equivalent outstanding balance is ThCh$ 2,346,193 as of September 30, 2026), at a fixed interest rate of 5.5%, maturing on June 21, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary pays interest on a quarterly basis and the capital amortization began to be settled from October 31, 2024 on a quarterly basis.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

c)	On June 30, 2022, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (equivalent outstanding balance is ThCh$ 938,840 as of September 30, 2026), at a fixed interest rate of 5.5% and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The subsidiary will pays interest on a semi-annual basis, and the capital amortization began to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (equivalent outstanding balance is ThCh$ 729,265 as of September 30, 2026), at a fixed interest rate of 5.5% and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The subsidiary will pay interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 123,171,600 as of September 30, 2026) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for a total of UF 3 million (the balance outstanding is UF 750.000, equivalent ThCh$ 30,792,900 as of September 30, 2026), maturing on June 1, 2027. The Series L Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The principal will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The exchange rate risk to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 82,114,400 as of September 30, 2026) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 82,114,400 as of September 30, 2026) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The exchange rate risk to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 583.560,000 as of september 30, 2026), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of the principal in one installment at maturity on January 19, 2032, subject to Rule 144A and Regulation S of the U.S. Securities Act of 1933.

The exchange rate risk to wich international Bond is exposed is partially mitigated through the use of Cross Currency Swap contracts. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 164,228,800 as september 30, 2026), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and required that the Company comply with certain financial covenants on its Consolidated Financial Statements and other specific requirements.

On June 1, 2025, this bonus was paid amounting ThCh$ 59,085,003.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The exchange rate risk to which D Bond was exposed was proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

C)    Restrictions and compliance of financial obligations.

1)	Covenants - Series J, L, M, P Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of September 30, 2026, the Company was in compliance with the financial covenants.

[1] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

2)	Covenants - Series R Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in number Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with number Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of September 30, 2026, the Company was in compliance with the financial covenants.

[2] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	67,640,867	12,451,324	9,861,206	89,953,397
Accumulated depreciation	(29,876,137)	(9,923,152)	(5,136,936)	(44,936,225)
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
Additions	8,511,775	3,760,456	1,991,906	14,264,137
Conversion effect historic (cost)	(3,403,254)	(2,891,210)	9,106	(6,285,358)
Depreciation (*)	(8,474,102)	(1,801,798)	(2,285,403)	(12,561,303)
Conversion effect (depreciation)	1,637,684	2,447,447	489	4,085,620
Others increases (decreases) (1)	2,684,517	806,554	189,060	3,680,131
Write off (cost)	(3,350,017)	(451,572)	(312,948)	(4,114,537)
Write off (depreciation)	3,316,598	159,439	222,104	3,698,141
Sub-Total	923,201	2,029,316	(185,686)	2,766,831
Book Value	38,687,931	4,557,488	4,538,584	47,784,003
As of December 31, 2025
Historic cost	70,570,666	14,408,438	11,756,484	96,735,588
Accumulated depreciation	(31,882,735)	(9,850,950)	(7,217,900)	(48,951,585)
Book Value	38,687,931	4,557,488	4,538,584	47,784,003

As of September 30, 2026
Additions	9,017,874	11,926,622	4,205,131	25,149,627
Conversion effect historic (cost)	416,963	1,020,776	21,734	1,459,473
Depreciation (*)	(8,560,183)	(2,927,021)	(1,901,049)	(13,388,253)
Conversion effect (depreciation)	(197,991)	(277,219)	(18,564)	(493,774)
Others increases (decreases) (1)	4,609,825	1,036,809	78,993	5,725,627
Divestitures (cost)	(798,906)	-	(42,592)	(841,498)
Divestitures (depreciation)	753,843	-	36,403	790,246
Sub-Total	5,241,425	10,779,967	2,380,056	18,401,448
Book Value	43,929,356	15,337,455	6,918,640	66,185,451
As of September 30, 2026
Historic cost	84,601,273	29,902,738	15,945,626	130,449,637
Accumulated depreciation	(40,671,917)	(14,565,283)	(9,026,986)	(64,264,186)
Book Value	43,929,356	15,337,455	6,918,640	66,185,451

(1) It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*) This amount includes ThCh$ 353,753 (ThCh$ 141,023 as of September 30, 2025) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	15,979,493	53,269,508	9,689,870	42,232,779
Total	15,979,493	53,269,508	9,689,870	42,232,779

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of September 30, 2026

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,121	30,205	46,326	Monthly	6.23
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	170,890	521,847	692,737	Monthly	3.95
Subtotal							187,011	552,052	739,063
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	152,500	199,653	352,153	Monthly	6.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	102,140	291,433	393,573	Monthly	4.89
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	EURO	36,425	111,630	148,055	Monthly	4.34
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,655,909	7,737,061	10,392,970	Monthly	2.92
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	81,713	232,850	314,563	Monthly	55.39
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	744,519	2,094,849	2,839,368	Monthly	9.77
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	35,828	107,481	143,309	Monthly	10.13
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	114,240	342,718	456,958	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	5,108	15,323	20,431	Monthly	10.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	27,070	81,211	108,281	Monthly	5.35
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	17,692	53,077	70,769	Monthly	8.04
Subtotal (leases IFRS )							3,973,144	11,267,286	15,240,430
Total							4,160,155	11,819,338	15,979,493

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	12,775	38,326	51,101	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	355,592	1,066,777	1,422,369	Monthly
Subtotal							368,367	1,105,103	1,473,470
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	156,856	204,203	361,059	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	EURO	47,348	142,045	189,393	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,915,433	8,270,878	11,186,311	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	129,028	345,916	474,944	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	157,160	432,497	589,657	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	912,900	2,580,455	3,493,355	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	41,915	125,744	167,659	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	167,817	503,451	671,268	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	10,335	31,005	41,340	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	33,197	99,590	132,787	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	19,545	58,635	78,180	Monthly
Subtotal (leases IFRS )							4,591,534	12,794,419	17,385,953
Total							4,959,901	13,899,522	18,859,423

As of December 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,361	35,321	52,682	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	161,035	491,723	652,758	Monthly	3.95
Subtotal							178,396	527,044	705,440
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	56,062	162,479	218,541	Monthly	6.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,943,583	4,960,799	6,904,382	Monthly	3.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	112,186	297,096	409,282	Monthly	4.96
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	77,179	231,532	308,711	Monthly	56.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	126,118	378,352	504,470	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	4,224	13,339	17,563	Monthly	10.25
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	87,347	313,995	401,342	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	21,408	67,499	88,907	Monthly	9.77
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,322	89,910	131,232	Monthly	7.71
Subtotal (leases IFRS )							2,469,429	6,515,001	8,984,430
Total							2,647,825	7,042,045	9,689,870

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,995	53,801	71,796	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	344,080	1,032,239	1,376,319	Monthly
Subtotal							362,075	1,086,040	1,448,115
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	61,603	167,161	228,764	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,153,072	5,468,102	7,621,174	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	158,702	432,019	590,721	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	194,584	447,643	642,227	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	157,491	468,116	625,607	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	28,390	85,170	113,560	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	469,562	1,408,687	1,878,249	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	9,639	28,917	38,556	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	49,877	106,264	156,141	Monthly
Subtotal (leases IFRS )							3,282,920	8,612,079	11,894,999
Total							3,644,995	9,698,119	13,343,114

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Non-current lease liabilities

As of September 30, 2026

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	87,782	69,120	-	156,902	Monthly	6.23
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,461,592	1,626,693	18,259,096	21,347,381	Monthly	3.95
Subtotal							1,549,374	1,695,813	18,259,096	21,504,283
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	65,393	-	-	65,393	Monthly	6.03
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	EURO	315,687	343,714	230,149	889,550	Monthly	4.34
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	11,909,010	4,476,233	2,175,099	18,560,342	Monthly	2.91
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	394,831	372,136	646,578	1,413,545	Monthly	4.89
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	573,000	89,626	-	662,626	Monthly	55.39
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	6,095,320	1,423,628	-	7,518,948	Monthly	9.77
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	155,660	11,180	-	166,840	Monthly	10.13
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,128,528	1,062,237	27,752	2,218,517	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	61,254	61,254	71,463	193,971	Monthly	10.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	56,785	-	-	56,785	Monthly	8.04
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	18,708	-	-	18,708	Monthly	5.35
Subtotal (leases IFRS )							20,774,176	7,840,008	3,151,041	31,765,225
Total							22,323,550	9,535,821	21,410,137	53,269,508

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	102,204	72,394	-	174,598	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,844,738	2,844,738	23,350,555	29,040,031	Monthly
Subtotal							2,946,942	2,917,132	23,350,555	29,214,629
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	74,112	-	-	74,112	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	EURO	378,784	378,784	236,740	994,308	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	12,744,093	4,782,280	2,290,023	19,816,396	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	538,258	500,676	980,652	2,019,586	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	933,448	148,058	-	1,081,506	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	6,635,921	1,756,685	-	8,392,606	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	165,513	12,010	-	177,523	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,342,538	1,264,654	33,994	2,641,186	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	82,678	82,678	99,904	265,260	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	58,635	-	-	58,635	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	22,131	-	-	22,131	Monthly
Subtotal (leases IFRS )							22,976,111	8,925,825	3,641,313	35,543,249
Total							25,923,053	11,842,957	26,991,868	64,757,878

As of December 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,377,020	1,478,860	18,305,323	21,161,203	Monthly	3.95
Subtotal							1,377,020	1,478,860	18,305,323	21,161,203
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	139,434	-	-	139,434	Monthly	6.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,816,550	3,555,537	2,693,110	15,065,197	Monthly	3.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	495,625	355,927	734,015	1,585,567	Monthly	4.96
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	239,741	24,806	-	264,547	Monthly	56.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	923,992	230,998	-	1,154,990	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	150,455	55,878	-	206,333	Monthly	9.77
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	843,181	1,030,857	492,388	2,366,426	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	40,992	50,274	104,132	195,398	Monthly	10.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	93,684	-	-	93,684	Monthly	7.71
Subtotal (leases IFRS )							11,743,654	5,304,277	4,023,645	21,071,576
Total							13,120,674	6,783,137	22,328,968	42,232,779

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,752,638	2,752,638	23,626,813	29,132,089	Monthly
Subtotal							2,752,638	2,752,638	23,626,813	29,132,089
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	139,309	-	-	139,309	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	9,545,568	3,893,699	2,858,970	16,298,237	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	818,273	659,500	1,297,798	2,775,571	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	630,883	148,517	-	779,400	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,023,556	298,536	-	1,322,092	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,508,419	-	-	1,508,419	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	77,114	77,114	118,883	273,111	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	173,024	54,508	-	227,532	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	108,722	-	-	108,722	Monthly
Subtotal (leases IFRS )							14,024,868	5,131,874	4,275,651	23,432,393
Total							16,777,506	7,884,512	27,902,464	52,564,482

Below is the detail of future payments and the value of lease liabilities:

	As of September 30, 2026
	Gross Amount	Interest	Book Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	4,959,901	799,746	4,160,155
3 months to 1 year	13,899,522	2,080,184	11,819,338
Over 1 year to 3 years	25,923,053	3,599,503	22,323,550
Over 3 years to 5 years	11,842,957	2,307,136	9,535,821
More than 5 years	26,991,868	5,581,731	21,410,137
Total	83,617,301	14,368,300	69,249,001

	As of December 31, 2025
	Gross Amount	Interest	Book Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,644,995	997,170	2,647,825
3 months to 1 year	9,698,119	2,656,074	7,042,045
Over 1 year to 3 years	16,777,506	3,656,832	13,120,674
Over 3 years to 5 years	7,884,512	1,101,375	6,783,137
More than 5 years	27,902,464	5,573,496	22,328,968
Total	65,907,596	13,984,947	51,922,649

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2025	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of September 30, 2026
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	124,816,755	(67,187,060)	(7,413,499)	57,886,596	8,367,705	1,991,936	-	25,521,032	143,983,465
Bond payable	41,058,780	(15,235,358)	(29,715,890)	-	23,348,087	1,297,414	-	14,821,747	35,574,780
Lease liabilities	9,689,870	(12,496,427)	(2,925,391)	-	2,921,193	766,998	7,291,778	10,731,472	15,979,493
Total others financial liabilities current	175,565,405	(94,918,845)	(40,054,780)	57,886,596	34,636,985	4,056,348	7,291,778	51,074,251	195,537,738
Non-current
Bank borrowings	39,713,245	-	-	-	-	-	-	(27,020,289)	12,692,956
Bond payable	992,483,210	-	-	-	-	53,919,086	-	(14,821,747)	1,031,580,549
Lease liabilities	42,232,779	-	-	-	-	1,210,719	17,857,849	(8,031,839)	53,269,508
Total others financial liabilities non-current	1,074,429,234	-	-	-	-	55,129,805	17,857,849	(49,873,875)	1,097,543,013
Other interest payments
Derivatives designated as hedges	-	-	(4,476,698)	-	-	-	-	-	-
Other financial expenses	-	-	(11,704,440)	-	-	-	-	-	-
Total Others financial liabilities	1,249,994,639	(94,918,845)	(56,235,918)	57,886,596	34,636,985	59,186,153	25,149,627	1,200,376	1,293,080,751

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

	As of December 31, 2024	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of September 30, 2025
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	41,257,611	(91,507,633)	(5,001,018)	163,691,599	6,087,739	223,446	-	(4,060,882)	110,690,862
Bond payable	98,433,154	(73,489,688)	(31,329,171)	-	24,129,654	2,364,229	-	14,315,597	34,423,775
Lease liabilities	9,451,551	(8,276,488)	(2,279,263)	-	2,229,420	3,435,439	1,702,822	3,325,950	9,589,431
Total others financial liabilities current	149,142,316	(173,273,809)	(38,609,452)	163,691,599	32,446,813	6,023,114	1,702,822	13,580,665	154,704,068
Non-current
Bank borrowings	166,647,324	(120,000,000)	-	-	-	3,090	-	(8,948,908)	37,701,506
Bond payable	1,059,003,920	-	-	-	-	(7,429,105)	-	(14,315,597)	1,037,259,218
Lease liabilities	39,782,317	-	-	-	-	(2,955,767)	9,300,635	(3,768,241)	42,358,944
Total others financial liabilities non-current	1,265,433,561	(120,000,000)	-	-	-	(10,381,782)	9,300,635	(27,032,746)	1,117,319,668
Other interest payments
Derivatives designated as hedges	-	-	(3,466,006)	-	-	-	-	-	-
Other financial expenses	-	-	(7,394,274)	-	-	-	-	-	-
Total Others financial liabilities	1,414,575,877	(293,273,809)	(49,469,732)	163,691,599	32,446,813	(4,358,668)	11,003,457	(13,452,081)	1,272,023,736

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	368,522,293	9,683	377,576,378	-
Trade an other current payables	368,522,293	9,683	377,576,378	-
Withholdings payable	67,873,688	-	83,050,833	-
Trade accounts payable withholdings	67,873,688	-	83,050,833	-
Total	436,395,981	9,683	460,627,211	-

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	1,816,664	2,489,069	929,495	1,716,308
Others	2,244,059	169,325	2,244,058	162,964
Total	4,060,723	2,658,394	3,173,553	1,879,272

The changes in provisions are detailed as follows:

	Litigation (*)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2025	2,753,316	2,499,313	5,252,629
Incorporated	1,453,152	-	1,453,152
Used	(490,265)	-	(490,265)
Released	(175,532)	-	(175,532)
Conversion effect	(894,868)	(92,291)	(987,159)
Changes	(107,513)	(92,291)	(199,804)
As of December 31, 2025	2,645,803	2,407,022	5,052,825
As of September 30, 2026
Incorporated	3,059,925	-	3,059,925
Used	(960,095)	-	(960,095)
Released	(498,810)	-	(498,810)
Conversion effect	58,910	6,362	65,272
Changes	1,659,930	6,362	1,666,292
As of September 30, 2026	4,305,733	2,413,384	6,719,117

(*) See Note 35 - Contingencies and commitments.

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The maturities of provisions as of September 30, 2026, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	1,816,665	2,244,059	4,060,724
Between 1 and 5 years	521,998	169,325	691,323
More than 5 years	1,967,070	-	1,967,070
Total	4,305,733	2,413,384	6,719,117

The maturities of provisions as of December 31, 2025, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	929,495	2,244,058	3,173,553
Between 1 and 5 years	425,540	162,964	588,504
More than 5 years	1,290,768	-	1,290,768
Total	2,645,803	2,407,022	5,052,825

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Refundable tax previous year	10,191,601	6,051,483
Tax payments in advance	12,685,525	9,970,091
Others credits	835,484	1,681,672
Total	23,712,610	17,703,246

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Current tax liabilities

Tax payables are detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Income tax	2,750,844	13,600,275
Monthly tax payment in advance	2,214,833	3,223,633
Tax under Article N°21	64,263	123,163
Others	1,826,659	1,938,228
Total	6,856,599	18,885,299

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred taxes	16,346,303	34,951,582	3,990,924	6,692,059
Prior year adjustments	(283,372)	(497,151)	(113,716)	(5,974)
Tax loss benefits	12,959,509	35,723,993	2,981,735	13,495,033
Total deferred tax income (expense)	29,022,440	70,178,424	6,858,943	20,181,118
Current tax expense	(24,680,634)	(25,005,253)	(6,141,811)	(7,844,297)
Prior period adjustments	554,971	(195,507)	665	(32,565)
Total (expenses) income for current taxes	(24,125,663)	(25,200,760)	(6,141,146)	(7,876,862)
(Expense) Income from income tax	4,896,777	44,977,664	717,797	12,304,256

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	2,752,252	(281,417)	564,167	(315,790)
Actuarial gains and losses deriving from defined benefit plans	277,065	142,197	17,652	47,353
(Charge) credit to equity	3,029,317	(139,220)	581,819	(268,437)

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Effective Rate

The Company’s effective income tax rate expense for the three months ended September 30, 2026 and 2025 represents 9.82% and 173.10% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the nine-months periods ended as of September 30,				For the three-months periods ended as of September 30,
	2026		2025		2026		2025
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	49,844,535		25,983,433		15,456,919		8,381,407
Income tax using the statutory rate	(13,458,024)	27.00	(7,015,527)	27.00	(4,173,368)	27.00	(2,262,980)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	16,697,171	(33.50)	35,880,016	(138.09)	5,063,623	(32.76)	11,789,473	(140.66)
(Provisional) reversal of deferred taxes	-	-	13,093,884	(50.39)	-	-	511,024	(6.10)
Effect of tax rates in foreing subsidiaries	1,386,031	(2.78)	3,711,949	(14.29)	(59,407)	0.38	2,305,278	(27.50)
Prior year adjustments	271,599	(0.54)	(692,658)	2.67	(113,051)	0.73	(38,539)	0.46
Income tax (expense) benefit	4,896,777	(9.82)	44,977,664	(173.10)	717,797	(4.65)	12,304,256	(146.80)

Deferred taxes

Deferred tax assets and liabilities included in the Interim Consolidated Financial Statements are detailed as follows:

	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	1,773,092	1,864,347
Others non-tax expenses	39,893,683	35,895,298
Benefits to staff	19,122,297	19,781,603
Inventory valuation	1,861,024	2,104,510
Intangibles	412,616	363,655
Property, Plant and Equipment	2,693,753	3,341,235
Deferred taxes related to assets arising from a single transaction	19,682,858	14,479,640
Others assets	4,657,897	4,689,684
Tax loss carryforwards	83,845,808	69,049,982
Subtotal by deferred tax assets	173,943,028	151,569,954
Deferred tax liabilities offset	(129,201,197)	(105,803,307)
Total assets from deferred taxes	44,741,831	45,766,647

Deferred taxes liabilities
Property, Plant and Equipment	125,077,722	111,954,455
Agricultural operation expenses	12,086,561	11,210,354
Manufacturing indirect activation costs	2,956,569	3,267,598
Intangibles	55,276,269	46,352,413
Deferred taxes related to liabilities arising from a single transaction	19,007,651	13,459,146
Others liabilities	8,663,445	8,525,192
Subtotal by deferred tax liabilities	223,068,217	194,769,158
Deferred tax assets offset	(129,201,197)	(105,803,307)
Total liabilities from deferred taxes	93,867,020	88,965,851
Total	(49,125,189)	(43,199,204)

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2025	(86,407,600)
Deferred income tax credit	68,327,164
Conversion effect	9,360,087
Deferred taxes against equity	430,721
Others increases (decreases) (1)	(34,909,576)
Sub-Total	43,208,396
As of December 31, 2025	(43,199,204)

As of January 1, 2026
Deferred income tax credit	29,022,440
Conversion effect	(3,781,567)
Deferred taxes against equity	277,065
Others increases (decreases) (1)	(31,443,923)
Sub-Total	(5,925,985)
As of September 30, 2026	(49,125,189)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

International Tax Reform - Pillar Two Model Rules

The Company has assessed the application of IAS 12 "Income Taxes" on the International Tax Reform (Pillar Two model rules), which aims to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, the Company has determined that the effects recognized by this regulation have not had a significant impact on the Consolidated Financial Statements.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of September 30, 2026 and December 31, 2025, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	46,053,784	-	47,154,158	-
Employment termination benefits	465,630	51,907,185	1,324,599	53,439,952
Total	46,519,414	51,907,185	48,478,757	53,439,952

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Vacation	21,829,274	21,586,907
Bonus and compensation	24,224,510	25,567,251
Total	46,053,784	47,154,158

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 5.93% and the Argentina of a 24.76% for the period ended on September 30, 2026 and the December 31, 2025.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Current	465,630	1,324,599
Non-current	51,907,185	53,439,952
Total	52,372,815	54,764,551

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2025	48,639,060
Current cost of service	5,323,506
Interest cost	3,566,095
Actuarial (Gain) losses	1,616,424
Paid-up benefits	(4,992,942)
Past service cost	2,626,860
Conversion effect	(1,803,497)
Others	(210,955)
Changes	6,125,491
As of December 31, 2025	54,764,551
Current cost of service	2,971,073
Interest cost	2,893,935
Actuarial (Gain) losses	1,026,168
Paid-up benefits	(11,301,115)
Past service cost	1,851,897
Conversion effect	166,306
Changes	(2,391,736)
As of September 30, 2026	52,372,815

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	2,971,073	3,352,670	320,195	950,567
Past service cost	1,851,897	1,468,306	186,377	489,225
Non-provided paid benefits	22,387,046	10,955,599	9,809,066	4,128,022
Others	972,872	191,868	314,727	153,907
Total expense recognized in Consolidated Interim Statement of Income	28,182,888	15,968,443	10,630,365	5,721,721

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Actuarial Assumptions

As mentioned in Note 2 - Summary of material accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of September 30, 2026	As of December 31, 2025	As of September 30, 2026	As of December 31, 2025
Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			5.93%	5.93%	24.76%	24.76%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	17.7%	17.7%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1% on the discount rate:

Sensitivity Analysis	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	3,271,526	3,148,573
1% decrease in the Discount Rate (Loss)	(3,753,160)	(3,610,106)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	231,933,298	217,646,660	79,531,139	69,698,942
Employees’ short-term benefits	33,814,635	33,890,119	13,133,035	12,489,682
Total expenses for short-term employee benefits	265,747,933	251,536,779	92,664,174	82,188,624
Employments termination benefits	28,182,888	15,968,443	10,630,365	5,721,721
Others staff expense	40,105,035	43,668,071	12,063,196	13,976,637
Total (1)	334,035,856	311,173,293	115,357,735	101,886,982

(1)	See Note 30 - Natures of cost and expense.
F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of September 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Parent dividend provisioned according to policy	24,707,341	-	27,537,863	-
Outstanding parent dividends (1)	1,141,052	-	1,227,337	-
Subsidiaries dividends according to policy	2,021,639	-	11,274,532	-
Total dividends payable	27,870,032	-	40,039,732	-
Income received in advance	1,606,186	3,525,691	1,456,265	3,940,400
Others	34,259	-	1,685	-
Total	29,510,477	3,525,691	41,497,682	3,940,400

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of September 30, 2026 and December 31, 2025 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as September 30, 2026 and December 31, 2025.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
Equity holders of the controlling company (ThCh$)	49,414,683	62,056,079	16,271,185	15,496,493
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	133.73	167.94	44.04	41.94
Equity holders of the controlling company (ThCh$)	49,414,683	62,056,079	16,271,185	15,496,493
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	133.73	167.94	44.04	41.94

As of September 30, 2026 and December 31, 2025, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of September 30, 2026 and December 31, 2025 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
270	04-30-2025	Final	100.28470	2024
271	11-21-2025	Interim	84.00000	2025
272	04-24-2026	Final	74.52679	2025

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 16, 2025, the shareholders approved the distribution of a final Dividend No. 270 of Ch$ 100.28470 per share, for a total amount to be distributed of ThCh$ 37,055,485 charged against 2024’s Net income. This dividend was paid since April 30, 2025.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 5, 2025, the shareholders approved the distribution of an interim Dividend No. 271 of Ch$ 84.00000 per share, for a total amount to be distributed of ThCh$ 31,038,241. This dividend was paid since November 21, 2025.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 15, 2026, the shareholders approved the distribution of a final Dividend No. 272 of Ch$ 74.52679 per share, for a total amount to be distributed of ThCh$ 27,537,863 charged against 2025’s Net income. This dividend was paid since April 24, 2026.

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(10,193,526)	2,752,252	(7,441,274)
Gains (losses) on exchange differences on translation (1)	158,018,954	-	158,018,954
Gains (losses) from defined benefit plans	(1,026,168)	277,065	(749,103)
Total comprehensive income As of September 30, 2026	146,799,260	3,029,317	149,828,577

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,042,286	(281,417)	760,869
Gains (losses) on exchange differences on translation (1)	(17,559,603)	-	(17,559,603)
Gains (losses) from defined benefit plans	(526,656)	142,197	(384,459)
Total comprehensive income As of September 30, 2025	(17,043,973)	(139,220)	(17,183,193)

(1) These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income (OCI)

The movement of other comprehensive income is detailed as follows:

a) As of September 30, 2026:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2026	(57,529,911)	(3,675,022)	(11,579,637)	(1,688,262)	(74,472,832)
Changes
Reclassification of OCI to the value of the hedged asset	-	(10,193,526)	-	-	(10,193,526)
Reserve of Actuarial gains and losses on defined benefit plans	-	-	(978,231)	-	(978,231)
Conversion of joint ventures and foreign subsidiaries	53,338,338	-	-	104	53,338,442
Inflation adjustment of subsidiaries in Argentina	92,834,206	-	-	-	92,834,206
Income tax	-	2,752,252	259,283	-	3,011,535
Subtotales	146,172,544	(7,441,274)	(718,948)	104	138,012,426
Total as of September 30, 2026	88,642,633	(11,116,296)	(12,298,585)	(1,688,158)	63,539,594
Non-controlling interests	11,846,410	-	(30,155)	(104)	11,816,151
Sub-Total	158,018,954	(7,441,274)	(749,103)	-	149,828,577

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

b) As of September 30, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Increase (decrease) due to changes in accounting policies (1)	(59,151,843)	-	-	-	(59,151,843)
Changes
Reclassification of OCI to the value of the hedged asset	-	1,087,429	-	-	1,087,429
Reserve of Actuarial gains and losses on defined benefit plans	-	-	(529,065)	-	(529,065)
Conversion of joint ventures and foreign subsidiaries	(97,826,936)	-	-	(43)	(97,826,979)
Inflation adjustment of subsidiaries in Argentina	83,134,624	-	-	-	83,134,624
Income tax	-	(293,606)	142,847	-	(150,759)
Propietarios de la controladora	(14,692,312)	793,823	(386,218)	(43)	(14,284,750)
Total as of September 30, 2025	(23,261,328)	(3,137,609)	(10,816,282)	(1,688,277)	(38,903,496)
Non-controlling interests	(2,867,291)	(32,954)	1,759	43	(2,898,443)
Sub-Total	(17,559,603)	760,869	(384,459)	-	(17,183,193)

(1) See Note 2 - Summary of material accounting policies, number (2.4) Foreign currency and adjustment units.

c) As of December 31, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Increase (decrease) due to changes in accounting policies (1)	(61,607,045)	-	-	-	(61,607,045)
Initial balance restated	(11,024,218)	(3,931,432)	(10,430,064)	(1,688,234)	(27,073,948)
Changes
Reclassification of OCI to the value of the hedged asset	-	351,247	-	-	351,247
Reserve of Actuarial gains and losses on defined benefit plans	-	-	(1,566,931)	-	(1,566,931)
Conversion of joint ventures and foreign subsidiaries	(155,912,897)	-	-	(28)	(155,912,925)
Inflation adjustment of subsidiaries in Argentina	109,407,204	-	-	-	109,407,204
Income tax	-	(94,837)	417,358	-	322,521
Propietarios de la controladora	(46,505,693)	256,410	(1,149,573)	(28)	(47,398,884)
Total as of December 31, 2025	(57,529,911)	(3,675,022)	(11,579,637)	(1,688,262)	(74,472,832)
Non-controlling interests	(4,234,420)	(32,953)	(36,130)	28	(4,303,475)
Sub-Total	(50,740,113)	223,457	(1,185,703)	-	(51,702,359)

(1) See Note 2 - Summary of material accounting policies, number (2.4) Foreign currency and adjustment units.

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of September 30, 2026, December 31, 2025 and September 30, 2025 it amounts to a reserve of ThCh$ 88,642,633, negative of ThCh$ 57,529,911 and negative of ThCh$ 23,261,328, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of September 30, 2026, December 31, 2025 and September 30, 2025, the amounts in the balance related to Hedging reserves are negative of ThCh$ 11,116,296, ThCh$ 3,675,022 and ThCh$ 3,137,609, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of September 30, 2026, December 31, 2025 and September 30, 2025 is a negative reserve of ThCh$ 12,298,585, ThCh$ 11,579,637 and ThCh$ 10,816,282, respectively, net of deferred taxes.

Other reserves: As of September 30, 2026, December 31, 2025 and September 30, 2025, the amount is a negative reserve of ThCh$ 180,643,236, ThCh$ 40,117,804 and ThCh$ 39,509,796, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50.0004% on this subsidiary (increase of ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,664 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded.
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,438).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 10% of Cervecera Guayacán SpA. made on April 26, 2024 (increase of ThCh$ 31,300).
-	Sale of shares of Cervecería Szot SpA. made on April 29, 2024 (decrease of ThCh$ 60,881).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on November 21, 2024 (increase of ThCh$ 681,186).
F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

-	Sales of shares of Bebidas del Paraguay S.A. on December 11, 2024, which generated a positive effect on the Company’s equity of ThCh$ 7,166,503.
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 19.9998% of Cerveza Guayacán SpA. made on December 5, 2025 (decrease of ThCh$ 118) (See Note 1 - General Information, letter C), number (4)).
-	Sales of shares of Cervecera Guayacán SpA. dated December 9, 2025 (decrease of ThCh$ 88,743), (See Note 1 - General Information, letter C), number (4)).
-	Purchase of shares of Cerveza Dolbek SpA. dated December 26, 2025 (increase of ThCh$ 721), (See Note 1 - General Information, letter C), number (8)).
-	Capital reduction of Cervecería Belga de la Patagonia SpA. dated December 30, 2025 (decrease of ThCh$ 519,883), (See Note 1 - General Information, letter C), number (8)).
-	Capital reduction Bebidas del Paraguay S.A. according to scission act of assets dated February 24, 2026, which generated a negative effect on the Company’s equity of ThCh$ 1,463,139, (See Note 1 - General Information, letter C), number (3)).
-	Decrease due to the effect of the Share Purchase Agreement with Nestlé Chile S.A. dated June 5, 2026, which generated a negative effect on the Company equity of ThCh$ 139,062,826 (Note 1 - General Information, letter C), number (11)).
-	Sales of shares of Mahina SpA. dated August 10, 2026 (decrease of ThCh$ 188), (See Note 1 - General Information, letter C), number (12)).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a. Equity

Equity	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Aguas CCU Chile SpA. (1)	-	29,017,854
Cervecería Kunstmann S.A.	10,730,293	10,777,965
Compañía Pisquera de Chile S.A.	15,739,327	13,804,349
D&D SpA.	1,577,229	1,470,487
Viña San Pedro Tarapacá S.A.	45,178,824	43,571,656
Aguas de Origen S.A.	14,764,463	10,405,846
AV S.A.	10,392,670	8,883,738
Bebidas Bolivianas BBO S.A.	1,006,977	3,610,097
Bebidas del Paraguay S.A.	28,836,000	21,264,653
Distribuidora del Paraguay S.A.	1,080,022	1,041,031
Otros	591,930	683,281
Total	129,897,735	144,530,957

(1)	See Note 1 - General information, letter C), number (11).
F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

b. Net income attributable to non-controlling interest

Result	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas CCU Chile SpA. (1)	5,930,243	7,690,586	-	2,376,146
Viña San Pedro Tarapacá S.A.	473,618	2,162,374	297,157	794,541
Cervecería Kunstmann S.A.	(108,189)	238,697	589,734	701,543
Compañía Pisquera de Chile S.A.	3,482,325	2,863,756	1,209,634	1,061,942
Distribuidora del Paraguay S.A.	(68,514)	(2,413,917)	(1,862)	(271,709)
Bebidas del Paraguay S.A.	(23,880)	1,871,931	(547,847)	261,848
D&D SpA.	152,490	217,958	117,492	127,989
Aguas de Origen S.A.	(888,666)	(1,823,758)	(129,342)	(96,346)
AV S.A.	(293,475)	(635,853)	(80,340)	(77,892)
Bebidas Bolivianas BBO S.A.	(3,418,553)	(1,356,341)	(1,589,149)	281,541
Others	89,230	89,585	38,054	29,567
Total	5,326,629	8,905,018	(96,469)	5,189,170

(1) See Note 1 - General information, letter C), number (11).

c. The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Assets and Liabilities
Current assets	794,510,704	796,162,556
Non-current assets	870,221,104	839,974,559
Current liabilities	475,116,659	486,847,357
Non-current liabilities	112,384,114	134,792,829

Dividends paid to noncontrolling interests	12,387,003	11,939,712

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Assets and Liabilities
Current assets	218,686,131	213,037,392
Non-current assets	246,281,593	239,622,023
Current liabilities	127,607,553	128,539,328
Non-current liabilities	32,722,132	30,319,082

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Result	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	199,945,090	212,455,714	78,576,926	75,990,644
Net income of year	3,193,579	14,580,758	2,003,713	5,357,541

Dividends paid by Viña San Pedro Tarapacá S.A. were ThCh$ 5,160,738 and ThCh$ 9,612,263, as of September 30, 2026 and 2025, respectively

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Direct cost	926,159,870	876,136,159	323,662,640	284,774,238
Personnel expense (1)	334,035,856	311,173,293	115,357,735	101,886,982
Transportation and distribution	284,079,959	268,226,413	95,927,167	77,951,148
Advertising and promotion	115,856,207	114,102,246	36,102,456	27,790,013
Depreciation and amortization	125,873,785	114,070,979	44,975,774	37,243,232
Materials and maintenance	78,385,330	73,171,698	28,385,101	23,942,886
Energy	36,994,639	33,963,334	14,147,300	10,893,361
Leases (2)	17,282,399	19,028,872	5,196,333	6,350,161
Others expenses (3)	154,942,093	142,782,189	60,396,178	52,518,882
Total	2,073,610,138	1,952,655,183	724,150,684	623,350,903

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than USD 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment (1)	682,318	4,433,624	115,007	63,218
Leases	507,986	362,915	184,286	116,857
Sale of glass and waste	2,632,638	1,784,307	897,742	738,177
Insurance claims recovery e Indemnities	1,462,488	51,929	1,029,814	40,905
Others (2)	1,467,966	745,876	47,634	156,122
Total	6,753,396	7,378,651	2,274,483	1,115,279

(1)	Sales of Property, plant and equipment include, among others, the effect of the sale of real states located in Iquique, Chile, and Buenos Aires, Argentina as for 2025, See Note 14 - Non-current assets of disposal groups classified as held for sale, letters a) and b).
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	3,816,983	(8,165,279)	2,260,080	6,272,222
Marketable securities to fair value	30,625	287,699	69,891	91,254
Impairment (2)	(6,067,969)	-	-	-
Others	(449,876)	(4,844,930)	9,418	(2,176,207)
Total	(2,670,237)	(12,722,510)	2,339,389	4,187,269

(1)	Under this concept there are ThCh$ 6,708,755 paid (net) and ThCh$ 4,146,506 paid (net) as of September 30, 2026 and 2025 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	See Note 18 - Goodwill.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the nine-months periods ended as of September 30,		For the three-months periods ended as of September 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Finance income	13,224,664	22,870,828	3,341,215	5,392,814
Finance costs	(55,332,229)	(59,237,853)	(20,643,319)	(20,330,452)
Gains (losses) on exchange differences	(1,365,008)	(7,877,298)	(3,015,323)	(9,350,023)
Result as per adjustment units	(16,948,291)	(15,045,435)	(2,636,101)	(2,553,246)

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	349,170,641	519,175,929
CLP	140,086,901	138,940,346
USD	196,170,345	362,325,139
Euros	978,177	828,724
ARS	2,680,327	7,862,580
UYU	6,661,638	4,205,400
PYG	1,063,796	2,821,452
BOB	821,744	861,728
Others currencies	707,713	1,330,560
Others financial assets	15,271,357	9,927,288
CLP	1,248,771	1,217,147
UF	9,110,927	7,643,747
USD	4,495,256	898,611
Euros	358,170	141,785
Others currencies	58,233	25,998
Others non-financial assets	24,949,872	33,297,469
CLP	13,623,587	21,562,273
USD	889,707	239,351
Euros	367,066	2,094
ARS	7,877,362	9,445,753
UYU	475,755	750,762
PYG	1,027,522	993,894
BOB	650,781	260,678
Others currencies	38,092	42,664
Trade and other current receivables	430,966,545	473,691,412
CLP	257,640,733	311,625,800
UF	20,364	19,704
USD	27,584,378	27,346,851
Euros	9,401,957	8,669,008
ARS	107,694,382	91,275,141
UYU	6,977,372	8,901,100
PYG	17,226,416	19,525,499
BOB	2,162,660	3,604,480
Others currencies	2,258,283	2,723,829
Accounts receivable from related parties	16,057,069	16,123,780
CLP	8,479,504	8,772,056
UF	352,267	496,073
USD	2,243,034	2,569,649
Euros	552,750	224,640
ARS	-	14,366
UYU	628,652	-
PYG	3,800,862	4,046,996
Inventories	460,592,506	424,300,960
CLP	360,498,326	343,765,537
ARS	73,079,798	53,347,246
UYU	3,523,065	3,700,371
PYG	19,794,860	18,953,746
BOB	2,712,426	3,759,857
Others currencies	984,031	774,203
Biological assets	8,997,953	16,709,078
CLP	7,579,741	13,562,282
ARS	1,418,212	3,146,796
Current tax assets	23,712,610	17,703,246
CLP	7,258,970	2,558,902
USD	3,211,910	3,003,778
ARS	11,905,051	11,194,422
UYU	414,636	570,472
PYG	922,043	375,672
Non-current assets of disposal groups classified as held for sale	213,854	167,851
ARS	213,854	167,851
Total current assets	1,329,932,407	1,511,097,013

CLP	796,416,533	842,004,343
UF	9,483,558	8,159,524
USD	234,594,630	396,383,379
Euros	11,658,120	9,866,251
ARS	204,868,986	176,454,155
UYU	18,681,118	18,128,105
PYG	43,835,499	46,717,259
BOB	6,347,611	8,486,743
Others currencies	4,046,352	4,897,254
Other current assets	1,329,932,407	1,511,097,013

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Non-current assets
Others financial assets	48,719,566	26,067,779
UF	25,329,723	26,067,779
USD	23,389,843	-
Others non-financial assets	8,864,587	8,386,715
CLP	5,237,358	5,719,600
UF	148,230	140,835
ARS	3,395,384	2,459,810
UYU	29,014	39,140
PYG	54,601	27,330
Trade and other non-current receivables	5,230,904	4,954,334
UF	2,721,579	2,346,980
ARS	2,509,325	2,607,354
Accounts receivable from related parties	1,276,729	1,134,264
CLP	539,846	539,846
UF	736,883	594,418
Investments accounted for using equity method	171,356,629	143,456,687
CLP	17,553,987	16,372,836
USD	916,576	769,510
ARS	1,709,688	1,344,588
Others currencies	151,176,378	124,969,753
Intangible assets other than goodwill	271,502,014	236,870,759
CLP	120,272,946	113,912,575
ARS	119,898,687	94,105,110
UYU	5,184,874	5,029,543
PYG	21,721,003	18,601,077
BOB	4,424,504	5,222,454
Goodwill	157,530,556	148,550,618
CLP	78,462,302	78,462,302
ARS	64,812,326	50,864,861
UYU	5,537,705	5,329,645
PYG	7,483,079	6,176,309
BOB	1,235,144	7,717,501
Property, plant and equipment (net)	1,537,914,823	1,460,212,852
CLP	1,026,645,843	1,031,162,574
ARS	430,762,342	351,802,326
UYU	17,032,746	16,976,718
PYG	44,038,000	38,436,353
BOB	19,430,826	21,826,254
Others currencies	5,066	8,627
Investment property	13,165,610	11,105,298
CLP	3,223,187	3,244,379
ARS	9,942,423	7,860,919
Right of use assets	66,185,451	47,784,003
CLP	17,233,567	2,019,344
UF	45,018,161	42,031,719
ARS	-	3,369
UYU	255,215	234,992
PYG	3,678,508	3,494,579
Deferred tax assets	44,741,831	45,766,647
CLP	30,952,052	32,530,428
USD	6,663,358	6,172,820
ARS	5,751,454	5,941,074
UYU	538,120	517,902
PYG	836,847	604,423
Total non-current assets	2,326,488,700	2,134,289,956

CLP	1,300,121,088	1,283,963,884
UF	73,954,576	71,181,731
USD	30,969,777	6,942,330
ARS	638,781,629	516,989,411
UYU	28,577,674	28,127,940
PYG	77,812,038	67,340,071
BOB	25,090,474	34,766,209
Others currencies	151,181,444	124,978,380
Total non-current assets by currencies	2,326,488,700	2,134,289,956
F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of September 30, 2026		As of December 31, 2025
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	127,257,192	71,111,208	136,687,407	52,147,059
CLP	1,331,306	46,994,758	39,392,787	18,249,410
UF	77,903,284	16,316,294	62,572,736	30,426,003
USD	2,278,636	3,333,392	16,021,476	1,093,425
Euros	116,477	-	166,607	-
ARS	45,426,795	-	18,032,597	-
PYG	-	89,838	-	52,570
BOB	171,005	4,376,926	481,381	2,325,117
Others currencies	29,689	-	19,823	534
Current lease liabilities	4,160,155	11,819,338	2,647,825	7,042,045
CLP	168,621	229,858	73,423	197,800
UF	2,826,799	8,258,908	2,104,618	5,452,522
USD	993,077	2,825,534	329,875	1,002,782
Euros	36,425	111,630	-	-
ARS	81,713	232,850	77,179	231,532
UYU	17,692	53,077	41,322	89,910
PYG	35,828	107,481	21,408	67,499
Trade and other current payables	432,248,299	4,147,682	457,306,893	3,320,318
CLP	227,219,048	3,780,193	275,632,559	3,211,693
USD	71,205,240	298,875	48,548,095	99,230
Euros	9,162,389	-	8,878,760	-
ARS	107,883,794	-	103,213,997	-
UYU	3,541,885	-	3,583,152	-
PYG	8,434,802	28,070	12,157,088	3,927
BOB	3,813,135	40,544	4,171,010	5,468
Others currencies	988,006	-	1,122,232	-
Accounts payable to related parties	28,807,346	-	24,463,561	-
CLP	9,098,526	-	10,603,330	-
UF	49,630	-	487,294	-
USD	6,134,450	-	4,443,395	-
Euros	9,931,118	-	7,735,380	-
ARS	95,707	-	193,950	-
PYG	3,451,542	-	888,767	-
BOB	46,373	-	51,631	-
Others currencies	-	-	59,814	-
Other current provisions	1,816,665	2,244,058	929,495	2,244,058
CLP	1,650,263	2,244,058	867,566	2,244,058
ARS	35,115	-	16,726	-
PYG	131,287	-	45,203	-
Current tax liabilities	4,853,562	2,003,037	5,424,753	13,460,546
CLP	2,990,562	1,986,322	4,026,428	12,925,824
USD	537,550	10,838	569,317	-
ARS	647,664	5,491	-	3,873
UYU	677,786	-	829,008	-
PYG	-	-	-	528,807
Others currencies	-	386	-	2,042
Provisions for employee benefits	27,608,549	18,910,865	28,691,366	19,787,391
CLP	10,481,122	17,541,175	13,654,799	19,338,150
ARS	15,120,098	-	13,611,548	-
UYU	881,719	-	744,463	-
PYG	735,425	1,356,981	500,517	437,079
BOB	315,816	-	136,944	-
Others currencies	74,369	12,709	43,095	12,162
Other current liabilities	1,417,605	28,092,872	2,155,724	39,341,958
CLP	1,347,294	26,979,855	2,154,817	37,209,689
UYU	973	-	907	-
PYG	69,338	1,113,017	-	2,132,269
Total current liabilities	600,854,168	165,644,265	658,307,024	137,343,375

CLP	254,286,742	99,756,219	346,405,709	93,376,624
UF	80,779,713	24,575,202	65,164,648	35,878,525
USD	81,148,953	6,468,639	69,912,158	2,195,437
Euros	19,246,409	111,630	16,780,747	-
ARS	169,290,886	238,341	135,145,997	235,405
UYU	5,120,055	53,077	5,198,852	89,910
PYG	12,858,222	2,695,387	13,612,983	3,222,151
BOB	4,346,329	4,417,470	4,840,966	2,330,585
Others currencies	1,092,064	13,095	1,244,964	14,738
Total current liabilities by currency	600,854,168	165,644,265	658,307,024	137,343,375
F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of September 30, 2026			As of December 31, 2025
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	17,820,733	92,211,801	949,661,469	51,965,085	88,131,120	900,687,329
CLP	14,497,636	6,916,951	-	33,409,083	3,908,318	-
UF	-	82,910,100	369,078,875	14,986,219	80,441,606	357,124,227
USD	-	-	579,591,574	-	-	539,931,158
BOB	3,323,097	2,384,750	991,020	3,569,783	3,781,196	3,631,944
Non-current lease liabilities	22,323,550	9,535,821	21,410,137	13,120,674	6,783,137	22,328,968
CLP	153,175	69,120	-	139,434	-	-
UF	13,370,602	6,102,926	20,434,195	10,193,570	5,034,397	20,998,433
USD	7,698,641	2,919,255	745,793	2,303,790	1,668,056	1,330,535
Euros	315,687	343,714	230,149	-	-	-
ARS	573,000	89,626	-	239,741	24,806	-
UYU	56,785	-	-	93,684	-	-
PYG	155,660	11,180	-	150,455	55,878	-
Trade and other non-current payables	9,683	-	-	-	-	-
UF	9,683	-	-	-	-	-
Accounts payable to related companies	969,677	-	-	2,034,279	-	-
UF	540,760	-	-	523,000	-	-
USD	428,917	-	-	1,511,279	-	-
Other non- current provisions	486,310	205,014	1,967,070	569,046	19,458	1,290,768
ARS	296,574	205,014	1,967,070	386,438	19,458	1,290,768
UYU	189,736	-	-	182,608	-	-
Deferred tax liabilities	33,289,662	12,819,294	47,758,064	30,777,797	11,907,656	46,280,398
CLP	29,329,919	10,746,379	31,650,431	27,292,524	10,196,904	32,618,888
ARS	3,786,025	2,027,272	12,931,101	3,332,626	1,670,849	10,561,739
UYU	1,892	454	905,016	1,821	437	885,319
PYG	171,826	45,189	1,135,258	150,826	39,466	873,562
BOB	-	-	1,136,258	-	-	1,340,890
Provisions for employee benefits	522,573	-	51,384,612	448,871	-	52,991,081
CLP	-	-	47,583,013	-	-	49,066,111
ARS	-	-	3,801,599	-	-	3,924,970
BOB	522,573	-	-	448,871	-	-
Others non-financial liabilities	2,404,148	1,121,543	-	2,445,011	1,495,389	-
CLP	1,495,389	1,121,543	-	1,495,389	1,495,389	-
UYU	10,861	-	-	-	-	-
PYG	897,898	-	-	938,812	-	-
UYU	-	-	-	10,810	-	-
Total non-current liabilities	77,826,336	115,893,473	1,072,181,352	101,360,763	108,336,760	1,023,578,544

CLP	45,476,119	18,853,993	79,233,444	62,336,430	15,600,611	81,684,999
UF	13,921,045	89,013,026	389,513,070	25,702,789	85,476,003	378,122,660
USD	8,127,558	2,919,255	580,337,367	3,815,069	1,668,056	541,261,693
Euros	315,687	343,714	230,149	-	-	-
ARS	4,655,599	2,321,912	18,699,770	3,958,805	1,715,113	15,777,477
UYU	259,274	454	905,016	288,923	437	885,319
PYG	1,225,384	56,369	1,135,258	1,240,093	95,344	873,562
BOB	3,845,670	2,384,750	2,127,278	4,018,654	3,781,196	4,972,834
Total non-current liabilities by currency	77,826,336	115,893,473	1,072,181,352	101,360,763	108,336,760	1,023,578,544

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Note 35 Contingencies and Commitments

Services agreements

The total amount contracted by the Company relating to services is detailed as follows:

Services agreements not to be terminated	As of September 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Within 1 year	43,190,917	29,985,864
Between 1 and 5 years	106,993,462	84,485,645
More than 5 years	446,160	354,889
Total	150,630,539	114,826,398

Purchase and supply agreements

The total amount contracted by the Company relating to purchase and supply agreements as of September 30, 2026 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	433,250,672	5,048,208
Between 1 and 5 years	1,529,736,347	7,477,641
More than 5 years	1,060,243,916	-
Total	3,023,230,935	12,525,849

Capital investment commitments

As of September 30, 2026 the Company had capital investment commitments related to Property, plant and equipment and Intangibles (software) for approximately ThCh$ 35,847,796.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, joint ventures and associate abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 25,000 for cases of foreign companies.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Company	Court	Description	Status	Estimated accrued loss contingency
Aguas CCU Chile SpA.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 36,713
Cervecera CCU Chile Ltda.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 65,647
Cervecería Kunstmann S.A.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 50,045
Comercial CCU S.A. (2)	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 137,545
Comercial CCU S.A. (1)	Labour Court	Lawsuit for unjustified dismissal and violation of rights.	Evidentiary stage.	ThCh$ 105,475
Comercial CCU S.A.	Labour Court	Lawsuit for violation of rights and collection of employee benefits.	Evidentiary stage.	ThCh$ 30,620
Compañía Cervecerías Unidas S.A.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 50,201
Fábrica de Envases Plásticos S.A.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	on appeal	ThCh$ 41,003
Transportes CCU Ltda.	Labour Court	Lawsuit for workplace accident.	Evidentiary stage.	ThCh$ 211,811
Transportes CCU Ltda. (2)	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 143,100
Transportes CCU Ltda. (1)	Labour Court	Lawsuit for violation of rights and collection of employee benefits.	Evidentiary stage.	ThCh$ 73,487
Aguas Danone de Argentina S.A. (2)	Civil and Commercial Court	Lawsuit for damages.	Evidentiary stage.	USD 210,042 ThCh$ 204,287
Aguas Danone de Argentina S.A.	Labour Court	Lawsuit for workplace accident.	Evidentiary stage.	USD 185,302 ThCh$ 180,225
Aguas Danone de Argentina S.A.	Labour Court	Lawsuit for workplace accident.	Sentence.	USD 159,898 ThCh$ 155,517
Aguas Danone de Argentina S.A. (4)	Labour Court	Lawsuit for unjustified dismissal.	Evidentiary stage.	USD 644,247 ThCh$ 626,595
Aguas Danone de Argentina S.A. (3)	Labour Court	Lawsuit for unjustified dismissal.	Sentence.	USD 248,549 ThCh$ 241,739
Aguas de Origen S.A.	Civil and Commercial Court	Lawsuit for damages.	Evidentiary stage.	USD 79,103 ThCh$ 76,936
Aguas de Origen S.A.	Labour Court	Lawsuit for unjustified dismissal.	Evidentiary stage.	USD 39,552 ThCh$ 38,468
Artesanos de Cervezas S.A.S.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	USD 33,874 ThCh$ 32,946
Central Cervecera de Colombia S.A.S.	Directorate of Consumer Protection Investigations of the Superintendency of Industry and Commerce	Consumer Protection.	Evidentiary stage.	USD 210,641 ThCh$ 204,869
Distribuidora del Paraguay S.A. (1)	Labour Court	Lawsuit for unjustified dismissal.	Evidentiary stage.	USD 30,324 ThCh$ 29,493
Zona Franca Central Cervecera S.A.S.	Autonomous Corporation of Cundinamarca	Environmental law / Environmental protection.	Evidentiary stage.	USD 46,639 ThCh$ 45,361

(1)	Includes two trials.
(2)	Includes three trials.
(3)	Includes six trials.
(4)	Includes twelve trials.
F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 4,305,733 and ThCh$ 2,645,803 of September 30, 2026 and December 31, 2025, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Interim Consolidated Financial Statements, there is no litigation that involves significant passive or taxes in claim affecting the Company or its subsidiaries.

Guarantees

As of September 30, 2026, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of standby, comfort letters and general product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with Banco Itaú, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a standby letter issued by the Banco Itaú, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Itaú	USD 2,600,000	December 22, 2026

-	The subsidiary Aguas de Origen S.A. mantains a financial debt with a Banco Macro in Argentina, which is endorsed by the subsidiary Compañía Industrial Cervecera S.A. through a guarantee letter, and is detailed as follow:

Institution	Amount	Due date
Banco Macro	ARS 7,000,000,000	January 6, 2031

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The company through a private notarized document dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas BBO S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas BBO S.A. has with Banco Mercantil Santa Cruz S.A.

c)	On May 28, 2025 and subsequently, on January 8, 2026, Scotiabank Chile issued and increased, respectively, a standby letter of credit to DAVIbank S.A., entity with which Central Cervecera de Colombia S.A.S. (“CCC”) held a debt, amounting COP 178,000,000,000 maturing on June 28, 2026, bringing the total standby to MMUSD 53.7 to comply with the 50% coverage of the debt previously described.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on April 8, 2026, and due to the renegotiation by CCC of the aforementioned credit loan, which requires to be guaranteed in equal parts by the shareholders of CCC, the granting of a guarantee and/or joint and several liability was approved regarding the obligations that for the subsidiary CCU Inversiones II SpA. may arise from one or more standby letters of credit or comfort letters to be issued for such effect, amounting to COP 178,000,000,000, with a maximum term of 24 months.

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA. dated April 20, 2026, due to the renegotiation by CCC of the referred credit loan with Itaú de Colombia S.A. bank, it was approved to guarantee the obligations of CCC for COP 178,000,000,000, with maturity in the month of April 2027, including its extensions, with a maximum term of 24 months, expressly authorizing CCU Inversiones II SpA. to constitute as guarantor and/or joint and several debtor of CCC regarding said credit loan, through the issuance of a comfort letter or otherwise requesting and guaranteeing to any bank in Chile the issuance of one or more standby letters of credit, for an amount of up to MMUSD 54.5, covered under a credit line for up to an equal sum.

F-130

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) September 30, 2026

Pursuant to the above, on April 22, 2026, CCU Inversiones II SpA. issued a comfort letter to Itaú Colombia S.A. bank under the terms and conditions approved in the aforementioned Extraordinary Shareholders' Meeting.

The payment of the debt guaranteed by CCU Inversiones II SpA. through an irrevocable standby letter of credit issued by Scotiabank Chile in favor of DAVIbank S.A., which was the subject of the renegotiation, was effected by CCC on April 24, 2026.

On May 26, 2026, CCU Inversiones II SpA. issued a standby letter of credit in the amount of USD 48,841,120.93 in the benefit of Banco Itaú Colombia S.A. to guarantee credit facilities; the issuer of this standby letter of credit was Scotiabank Chile. This standby letter of credit replaces the comfort letter issued in April.

On July 17, 2026, and later on July 21, 2026, Scotiabank Chile increased the standby letter of credit for a total aggregate amount of MMUSD 54.5 million and MMUSD 54.8 million, respectively.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of September 30, 2026 have been approved by the Board of Directors on November 3, 2026.

b)	On October 9 and October 17, 2026, the Law for National Reconstruction and Economic and Social Development was enacted and published, respectively.

Among the measures included in this law is a gradual reduction of the Corporate Income Tax Rate, from the currently applicable 27.0% to 23.0% starting from the 2029 commercial year, with transitional rates of 25.5% for the 2027 commercial year and 24.0% for the 2028 commercial year.

In accordance with IAS 12 "Income Taxes," deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the assets are realized or the liabilities are settled, provided that such rates have been enacted or substantively enacted by the financial statement reporting date.

These consolidated financial statements include net deferred tax liabilities of ThCh$ 49,125,189 (comprising deferred tax assets of ThCh$ 44,741,831 and deferred tax liabilities of ThCh$ 93,867,020). The measurement of these deferred tax assets and liabilities will be affected by the changes described above. Quantifying this effect requires estimating the periods in which the temporary differences will reverse, in order to apply the tax rates corresponding to each reversal period. The estimated impact of this effect will entail a reduction in net deferred tax liabilities of approximately ThCh$ 4,520,761, the recognition of a gain of approximately ThCh$ 5,762,781 in profit or loss, and a charge of approximately ThCh$ 1,242,020 in other comprehensive income, as applicable.

c)	After September 30, 2026 and up to the date of issue of these Interim Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-131

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 3, 2026